Exhibit 10.1
SHARE PURCHASE AGREEMENT
by and between
MERCK GENERICS HOLDING GMBH
MERCK S.A.
MERCK INTERNATIONALE BETEILIGUNG GMBH
as Sellers
MERCK KGAA
as Sellers’ Guarantor and Sellers’ Representative
and
MYLAN LABORATORIES INC.
as Purchaser
for the acquisition of
all shares in
Merck dura GmbH,
Merck Generics Group B.V.,
EMD, Inc.,
Merck Generics Belgium B.V.B.A., and
Merck Genericos S.L.
12 May 2007

Table of Contents

Table of Contents	i
Index of Defined Terms and Abbreviations	v
List of Exhibits and Schedules	ix
Share Purchase Agreement	1
Preamble	2
1. Definitions and Rules of Construction	2
1.1 Certain Defined Terms	2
1.2 Headings	6
1.3 German Terms	7
1.4 General Rules of Construction	7
2. Current Status	7
2.1 The Companies	7
2.2 The Subsidiaries	8
3. Sale and Transfer	9
3.1 Sale and Transfer of the Shares	9
3.2 Repayment of Shareholder Loans and Shareholder Deposits	11
3.3 Termination of Cash Management	12
4. Purchase Price and Payments	13
4.1 Purchase Price	13
4.2 Determination and Payment of Final Purchase Price	15
4.3 Adjustment of Final Purchase Price	16
4.4 General Rules for Payments	16
5. Final Accounts	17
5.1 Preparation of Effective Date Financial Statements	17
5.2 Resolution of Disputes	19
6. Regulatory and Other Authorizations	20
6.1 Regulatory Procedures	20
6.2 Merger Filings	21
6.3 Best Efforts	21
6.4 Cooperation	21
6.5 Other Transactions	22
7. CLOSING CONDITIONS	22
7.1 Closing Conditions	22
7.2 All Reasonable Efforts to Fulfill Closing Conditions	24
7.3 Notification of Satisfaction	24
7.4 Termination Rights	24
8. Closing	25
8.1 Closing and Effective Date	25
8.2 Closing Venues	26
8.3 Closing Actions	26
8.4 Closing Confirmation	28
9. Representations and Warranties of Sellers	28
9.1 Existence and Capacity of Sellers	28
9.2 The Companies and the Shares	29

i

9.3 The Subsidiaries	30
9.4 Licenses and Permits	30
9.5 Financial Statements	31
9.6 Conduct of Business since 31 December 2006	32
9.7 Real Property and Other Assets	33
9.8 Intellectual Property	34
9.9 Material Agreements	35
9.10 Insurance	37
9.11 Personnel	37
9.12 Employee Benefits	38
9.13 Litigation and Product Liability	40
9.14 Environmental Matters	40
9.15 Taxes	42
9.16 Finders’ Fees	43
9.17 Pre-Sale Reorganization	43
9.18 Additional Information	43
10. Remedies	44
10.1 Breach	44
10.2 Knowledge	45
10.3 De-Minimis, Threshold and Deductible	46
10.4 Maximum Liability	46
10.5 Limitation Period	46
10.6 Willful Misconduct	47
10.7 No “Double Dip”	47
10.8 Exclusion of other Remedies	47
10.9 No Third Party Rights	47
10.10 Mitigation	48
10.11 Procedure / Third-Party-Claims	48
10.12 Reductions of Purchase Price	50
10.13 Claims and Agreements	50
10.14 Tax and Litigation Indemnity	51
11. Purchaser’s Guarantees, Covenants and other Agreements	52
11.1 Purchaser’s Representations	52
11.2 Remedies	53
11.3 Financing	53
11.4 Maximum Liability	54
11.5 Limitation Period	54
11.6 Exclusion of other Remedies	55
11.7 Mitigation	55
12. Tax Indemnity	55
12.1 Tax Indemnity	55
12.2 Cooperation on Tax Matters	60
12.3 Filing of Tax Returns	60
12.4 Control of Tax Audits	60
12.5 Tax Covenants	61
12.6 Tax Refunds	62
12.7 Tax Sharing Agreements	62
12.8 Exclusion and Indemnity by Purchaser	63
13. Indemnification for Litigation	63
13.1 Sellers Indemnification	63

13.2 Seller Controlled Litigation	63
13.3 Purchaser Controlled Litigation	65
13.4 Cooperation of the Parties	66
13.5 Insurance Benefits	67
13.6 Tax Benefits	67
13.7 Mitigation	67
13.8 Payment	67
13.9 Characterization of Indemnification Payments	67
13.10 Exclusivity of Remedies	68
14. Pre-Sale Reorganization	68
14.1 Continuance of Pre-Sale Reorganization	68
14.2 Completion by Sellers of Actions not Finalized upon Closing	68
14.3 Conversion and Transfer of EMD Crop Bioscience Inc.	69
15. Conduct of Business after Signing	69
15.1 Activities between Signing and Closing	69
15.2 Advice of Change	72
15.3 Consultation	72
15.4 Activities between Effective Date and Closing Date	73
15.5 Employee Consultations	73
15.6 Financing	73
15.7 Excluded Businesses	75
15.8 Non-Solicitation and Non-Compete	76
15.9 Additional Covenants	77
16. Brand License, Intellectual Property, Insurance and Guarantees	77
16.1 Brand License Agreement	77
16.2 Intellectual Property	78
16.3 Transitional Service Agreement	79
16.4 Insurance Coverage	80
16.5 Merck Guarantees	80
16.6 Sellers’ Guarantees	80
17. Sellers’ Guarantor and Sellers’ Representative	81
17.1 Sellers’ Guarantor	81
17.2 Guarantees by Sellers’ Guarantor	81
17.3 Remedies	81
17.4 Authorization of Sellers’ Representative	82
18. Public Announcements and Confidentiality	82
18.1 Confidentiality	82
18.2 Press Release	83
18.3 Return of Documents	83
19. Notices	84
19.1 Form and Addresses	84
19.2 Date of Receipt	85
20. Costs	85
21. Miscellaneous	86
21.1 Severability	86
21.2 Exhibits	86
21.3 Entire Agreement	86
21.4 Amendments	86
21.5 Assignment and Designation of Transferors	86
21.6 Governing Law	87
21.7 Arbitration	87

Index of Defined Terms and Abbreviations

2004 and 2005 Financial Statements	31
2006 Financial Statements	2
2007 Accounting Guidelines	2
Accounting Firm	18
Accounting Guidelines	3
Adjustment Purchase Price	16
Affiliate	3
Agreed Rate	3
Agreement	1
AktG	3
Ancillary Agreements	3
Base Purchase Price	13
Belgian Tax Benefit	58
BGB	3
Brand License Agreement	77
Breach of Covenant	44
Breach of Representations	44
Bridge Financing	53
Business	3
Business Day	3
Cash	14
Cash Management	12
Claim	45
Claim Notice	48
Closing	26
Closing Actions	26
Closing Conditions	23
Closing Date	25
Closing Venue	26
Collective Agreements	38
Commitment Letter	53
Companies	2
Company Claims	50
Confidentiality Agreement	83
Corporate Names	3
Covered Proceeding	60
Credit Facilities	53
Damages	63
Debt Securities	53
De-Minimis Amount	46
Directors and Officers	3
Disclosure Schedules	28
Dispute	87
Dura	7
Dura Share	7

Dura Transfer Deed	9
Effective Date	25
Effective Date Financial Statements	17
EMD	8
EMD Shares	8
Encumbrance	3
Environmental Law	40
Environmental Permit	40
Environmental Reports	40
Exceptions	18
Excluded Business	75
Excluded Jurisdictions	68
Final Purchase Price	15
Final Purchase Price Statement	20
Financial Debt	14
Financing	53
Genericos Transfer Deed	10
Genius Belgium	8
Genius Belgium Shares	8
Genius Belgium Transfer Deed	10
Genius Genericos	8
Genius Genericos Shares	8
Governmental Authority	4
Group Companies	9
Group IP	34
Guarantee	4
Hazardous Materials	41
Hypothetical Tax Benefit	57
IFRS	4
Indebtedness	4
Insurance Policies	37
Intellectual Property	5
Interests	5
Interim Loans	12
Joint Closing Condition	22
Key Employees	37
Leased Real Property	33
Legal Entity	5
LIBOR	3
Loss	45
Mastermind	1
Material Adverse Effect	5
Material Agreements	35
Merck Guarantees	80
MGG	7
MGG Shares	8
MGG Transfer Deed	9
Note Financing	53
Occupational Pension Scheme	39
Owned Real Property	33

Parties	1
Pension Plans	38
Permits	30
Permitted Encumbrances	5
Person	6
Plan	39
Post-Effective Date Tax Period	6
Pre-Effective Date Tax Liability	6
Pre-Effective Date Tax Period	6
Preliminary Purchase Price	15
Pre-Sale Reorganization	68
Purchase Price	13
Purchase Price Determination Statement	17
Purchaser	1
Purchaser Claim Counsel	66
Purchaser Controlled Litigation	65
Purchasers Knowledge	46
Real Property	33
Release	41
Required Financial Information	74
Revised Statement	18
Scheduled Litigation	63
Secure System Separation Activities	79
Seller 1	1
Seller 2	1
Seller 3	1
Seller Claim Counsel	64
Seller Closing Conditions	23
Seller Controlled Litigation	64
Sellers	1
Sellers’ Affiliate	6
Sellers Claims	51
Sellers’ Guarantor	1
Sellers’ Knowledge	6
Sellers’ Representative	1
Senior Credit Facilities	53
Shareholder Loans	11
Shares	8
Signing Date	6
Straddle Period	6
Subsidiaries	8
Subsidiary Loans	13
Subsidiary Shares	9
Target Working Capital	14
Tax	6
Tax Benefit	57
Tax Indemnity De Minimis Amount	59
Tax Indemnity Threshold	59
Taxing Authority	6
Third Party Claim	48

Third Party Expert	19
Threshold	46
Trademark	6
Transitional Services Agreement	27
U.S. Securities Act	73
UK Pension Scheme	38
Working Capital	14
Working Capital Adjustment	14
Working Capital Difference	14

List of Exhibits and Schedules

Exhibit 1.1(a)	2006 Financial Statements
Exhibit 1.1(b)	2007 Accounting Guidelines
Exhibit 1.1(c)	Sellers’ Knowledge
Exhibit 2.2	Subsidiaries
Exhibit 3.1.2(a)	Dura Transfer Deed
Exhibit 3.1.2(b)	MGG Transfer Deed
Exhibit 3.1.2(d)	Merck Belgium Transfer Deed
Exhibit 3.1.2(e)	Genericos Transfer Deed
Exhibit 3.1.4	Form of Merck Belgium Shareholder Consent
Exhibit 3.2.1	Shareholder Loans
Exhibit 3.3.1	Cash Management
Exhibit 3.4.1	Subsidiary Loans
Exhibit 4.1.4	Purchase Price Allocation
Exhibit 7.1	Competition Law Approvals
Exhibit 8.3.14	Transitional Services Agreement
Exhibit 8.4	Form of Closing Confirmation
Disclosure Schedule 9.3.2	Encumbrances on Subsidiary Shares
Disclosure Schedule 9.4.1	Permits
Disclosure Schedule 9.4.2	Compliance with Permits and Laws
Disclosure Schedule 9.5(c)	Undisclosed Liabilities
Disclosure Schedule 9.6.2	Ordinary Course
Disclosure Schedule 9.7.1	Real Property
Disclosure Schedule 9.7.2	Real Property Encumbrances
Disclosure Schedule 9.8.1	Intellectual Property
Disclosure Schedule 9.8.2	IP Encumbrances
Disclosure Schedule 9.8.4	IP Claims by Third Parties
Disclosure Schedule 9.8.6	IP Infringements
Disclosure Schedule 9.9	Material Agreements
Disclosure Schedule 9.9.2	Terminated Material Agreements
Disclosure Schedule 9.9.4	Conflicts with Material Agreements
Disclosure Schedule 9.10.1	Insurance Overview
Disclosure Schedule 9.10.1(a)	Self-Insurance Overview
Disclosure Schedule 9.11.1	Key Employees
Disclosure Schedule 9.11.2	Key Employee Terminations
Disclosure Schedule 9.11.3	Transaction Bonuses
Disclosure Schedule 9.11.4	Labor Disputes
Disclosure Schedule 9.11.5	Collective Agreements
Disclosure Schedule 9.12.2	Pension Plans
Disclosure Schedule 9.13.1	Litigation
Disclosure Schedule 9.13.2	Product Recalls
Disclosure Schedule 9.14.1(c)	Environmental Reports
Disclosure Schedule 9.14.2(a)	Environmental Claims
Disclosure Schedule 9.14.5	Releases of Hazardous Materials
Disclosure Schedule 9.15.5	Tax Appeals
Exhibit 9.18	Additional Information
Exhibit 13.1	Indemnified Litigation

Exhibit 14.1(a)	Post-Effective Date Reorganization Actions
Exhibit 14.1(b)	Excluded Jurisdictions
Exhibit 15.1.1	Activities between Signing and Closing
Exhibit 15.4	Activities between Closing and Effective Date
Exhibit 15.5	Employee Consultations
Exhibit 15.9.2	Pension Matters
Exhibit 15.9.3	Form of FIRPTA Certificate
Exhibit 16.1.1	Form of Brand License Agreement
Exhibit 16.2.3	Licensed IP
Exhibit 16.3	Excluded Services
Exhibit 16.4	Insurance
Exhibit 16.5.1	Merck Guarantees

Share Purchase Agreement
This Share Purchase Agreement (this “Agreement”) is made as of 12 May 2007 by and between
1.	Merck Generics Holding GmbH, a limited liability company organized under the laws of Germany and registered with the commercial register (Handelsregister) of the municipal court (Amtsgericht) of Darmstadt, Germany, under HRB 7759,
- “Seller 1” -
2.	Merck S.A., a stock corporation organized under the laws of France and registered with the commercial register (registre de commerce et des sociétés) of Lyon under no. 777335340 RCS Lyon,
- “Seller 2” -
3.	Merck Internationale Beteiligung GmbH, a limited liability company organized under the laws of Germany and registered with the commercial register of the municipal court of Darmstadt, Germany, under HRB 8239,
- “Seller 3” -
- Seller 1, Seller 2 and Seller 3
jointly the “Sellers” –
4.	Merck KGaA, a partnership limited by shares organized under the laws of Germany and registered with the commercial register of the municipal court of Darmstadt, Germany, under HRB 6164,
- “Merck”, and also referred to as
“Sellers’ Guarantor” and “Sellers’ Representative” -
5.	Mylan Laboratories Inc., a corporation organized under the laws of the Commonwealth of Pennsylvania with business address at 1500 Corporate Drive, Canonsburg, Pennsylvania 15317, U.S.A.;
- “Purchaser ” -
- Sellers, Sellers’ Guarantor and Purchaser
are also referred to as “Parties”

Preamble
WHEREAS, Purchaser is interested in acquiring the generics business operated by Merck through various direct and indirect subsidiaries;
WHEREAS, Dura GmbH, Merck Generics Group B.V., EMD, Inc., Merck Generics Belgium B.V.B.A. and Merck Genericos S.L. (together, the “Companies”) and the Companies’ respective subsidiaries are active in the development, manufacture and distribution of generic drugs and specialty products;
WHEREAS, simultaneous with the execution of this Agreement, certain members of management of the Group Companies are entering into employment agreements with Purchaser or certain of its Affiliates, which employment agreements shall be conditioned on the Closing and become effective on the Closing Date; and
WHEREAS, Purchaser intends to acquire from Sellers, and Sellers intend to sell to Purchaser, all of the issued shares in the Companies;
NOW THEREFORE, the Parties agree as follows:
1.
DEFINITIONS AND RULES OF CONSTRUCTION
1.1 Certain Defined Terms
In this Agreement, except where set forth otherwise, the following terms and abbreviations shall have the following meanings:
“2006 Financial Statements”: The audited consolidated balance sheet, the audited consolidated profit and loss statement and the audited consolidated statement of free cash flow of the Companies and the Subsidiaries, as of 31 December 2006 for the year then ended, as adjusted for the factors stated in the basis for their preparation and as attached hereto as part of Exhibit 1.1 (a);
“2007 Accounting Guidelines”: Those parts of the Accounting Guidelines applicable to the fiscal year 2007, that are attached hereto as Exhibit 1.1 (b);

“Accounting Guidelines”: The accounting principles, methods and policies specified in the accounting guidelines of the Merck group, which are based on and consistent with IFRS, for the years ended 31 December 2004, 2005 and 2006, respectively, that were made available to Purchaser in the Data Room;
“Affiliate”: With respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person; for purposes of this definition, “control” when used with respect to any Person, shall mean the possession, directly or indirectly, of the power to appoint, direct or cause the direction of the management or to decide or cause the decision upon policies of such Person, whether through contract or the ownership, directly or indirectly, of more than 50% of the voting or equity securities or other interests of any such Person;
“Agreed Rate”: LIBOR plus 1.0%. For this purpose, “LIBOR” means the London Interbank Borrowing Rate fixing as quoted by the British Bankers Association on Bloomberg, on the day before the term of the relevant interest period starts, with a term corresponding to the period for which interest is to be calculated and, if LIBOR is not available for such period, the next longer period for which LIBOR is available;
“AktG”: The German Stock Corporation Act (Aktiengesetz);
“Ancillary Agreements”: The Brand License Agreement and the Transitional Services Agreement;
“BGB”: The German Civil Code (Bürgerliches Gesetzbuch);
“Business”: The development, manufacture and distribution of generic drugs and specialty products, as conducted by the Group Companies on the Signing Date, after giving effect to the completion of the Pre-Sale Reorganization;
“Business Day”: Any day that is not a Saturday, Sunday or public holiday in Frankfurt am Main, Germany;
“Corporate Names ”: Any corporate names and trade names;
“Directors and Officers”: Any director, officer, managing director (Geschäftsführer) or member of any other statutory board or body of representation of any Legal Entity;
“Encumbrance”: Any security interest, pledge, hypothecation, mortgage, land charge or lien (or comparable legal rights in any applicable jurisdiction); and any interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing);
“Governmental Authority”: Any federal, national, state, local, municipal, or international government, governmental, regulatory, legislative or administrative authority, agency or commission, or any court, tribunal, or judicial or arbitral body of competent jurisdiction;
“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business;
“IFRS”: The International Financial Reporting Standards as promulgated by the International Accounting Standards Board (IASB) and as in effect from time to time and at the relevant point of time, that may include standards that can be applied on a voluntary basis, in each case applied consistently throughout the periods involved;
“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business and milestone payments incurred in connection with any investment or series of related investments), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations would be required to be classified and accounted for as capital leases on a balance sheet of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (j) all obligations of such Person under any swap agreement or under any similar type of agreement, (k) all obligations under any receivables facility, including obligations that would be Indebtedness outstanding at such time under such receivables facility if the same were structured as a secured lending agreement rather than a purchase agreement, (l) in the case of any sale and leaseback transaction not constituting a capital lease, the present value (discounted at the interest rate implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended) and (m) all obligations of such Person under any synthetic lease transaction. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is expressly liable therefor as a result of such Person’s ownership interest in or other relationship with such entity and pursuant to contractual arrangements, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor;
“Intellectual Property”: Any patent, utility model, copyright, design right, design right registration, Trademark, trade secret and database right, in each case whether registered or unregistered, and all rights or forms of intellectual property protection having equivalent or similar effect anywhere in the world; for purposes hereof, “registered” shall include registrations and applications for registrations;
“Interests”: Any shares, partnership interests or other equity interests in any Legal Entity or rights to acquire any of the foregoing;
“Legal Entity”: Any corporation, company, partnership, association or other legal entity validly established pursuant to the laws of any jurisdiction;
“Material Adverse Effect”: Any event, circumstance, or change in, or effect on, the Business that is materially adverse to the business, assets, results of operation or financial condition of the Group Companies taken as a whole;
“Permitted Encumbrances”: Any (i) retention of title rights, liens, pledges or similar Encumbrances in favor of suppliers, mechanics, carriers, workmen, landlords and the like or similar liens arising or incurred in the ordinary course of business relating to obligations that are not delinquent beyond the applicable cure periods or that are being contested in good faith; (ii) liens for Taxes, assessments and charges and similar claims that in all such cases are either not yet due and payable, or the validity of which is being contested in good faith; and (iii) easements, covenants, rights of way and similar restrictions that do not and would not materially impair the use or value of such property for its current purposes;

“Person”: Any natural person or any Legal Entity;
“Pre-Effective Date Tax Liability”: Any Tax liability of any Group Company for a Pre-Effective Date Tax Period, including, for the avoidance of doubt, any Tax liability attributable to any Pre-Sale Reorganization measure set forth in Exhibit 14.1 (c);
“Pre-Effective Date Tax Period”: Any taxable period (or portion thereof) ending on or before the Effective Date;
“Post-Effective Date Tax Period”: Any taxable period (or portion thereof) beginning after the Effective Date;
“Sellers’ Affiliate”: Any Affiliate of any Seller other than the Group Companies;
“Sellers’ Knowledge”: Solely the actual knowledge (positive Kenntnis) as of the Signing Date of the individual persons listed on Exhibit 1.1 (d);
“Signing Date”: The day on which this Agreement is notarized;
“Straddle Period”: Any taxable period that begins before and ends after the Effective Date;
“Tax”: Any tax, levy or duty within the meaning of Section 3 German Tax Act (Abgabenordnung) or similar tax, levy or duty under applicable foreign law as well as social security contributions including any related fine, penalty, surcharge or interest;
“Taxing Authority”: Any Governmental Authority with the authority to assess a Tax; and
“Trademark”: Any registered and unregistered trademarks and service marks, including logos, slogans, Corporate Names, product names, domain names, and applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing.
1.2 Headings
The headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.

1.3 German Terms
If any provision in this Agreement contains an English term after which either in the same provision or elsewhere in this Agreement a term or terms in German have been added in parentheses and/or italics, then it shall be solely such German term and not the English term that is decisive for the interpretation of the respective provision.
1.4 General Rules of Construction
The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” and shall not be construed to express limitation in any way. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (i) any definition of, or reference to, any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof”, “hereby” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (v) the words “immediately” and “promptly” shall mean without undue delay (ohne schuldhaftes Zögern), and (vi) all references herein to Sections, Exhibits and Disclosure Schedules shall be construed to refer to Sections of, and Exhibits and Disclosure Schedules to, this Agreement unless indicated otherwise in this Agreement.
2.
CURRENT STATUS
2.1 The Companies
2.1.1	Dura. Merck dura GmbH (“Dura”) is a limited liability company (GmbH) organized under the laws of Germany and registered with the commercial register of the municipal court (Amtsgericht) of Darmstadt, Germany, under HRB 6211. The stated capital (Stammkapital) of Dura is EUR 25,850 represented by one share in the nominal amount of EUR 25,850 (the “Dura Share”). Seller 1 holds the Dura Share.

2.1.2	MGG. Merck Generics Group B.V. (“MGG”) is a private company with limited liability (besloten vennootschap met beperkte aansprakeljkheid) organized under the laws of the Netherlands with its statutory seat in Rotterdam, having its place of business at Prins Bernardplain 200, 1097 JB Amsterdam, and registered with the commercial register (Kammer van Koophandel) of Amsterdam under 24171754. The stated issued capital of MGG is EUR 190,501 represented by 381,002 shares (the “MGG Shares”). Seller 1 holds all MGG Shares.

2.1.3	EMD. EMD, Inc. (“EMD”) is a corporation organized under the laws of Delaware, U.S.A. The authorized share capital of EMD consists of 100 shares of common stock, par value USD 0.01 per share, 100 shares of which are issued and outstanding (such issued and outstanding shares, the “EMD Shares”). Seller 2 holds all EMD Shares.

2.1.4	Merck Belgium. Merck Generics Belgium B.V.B.A. (“Merck Belgium”) is a limited liability company (Besloten Vennootschap met Beperkte Aansprakelijkheid) organized under the laws of Belgium, having its registered office at 3090 Overijse, Brusselsesteenweg 288. The stated capital (maatschappelijk kapitaal) of Merck Belgium amounts to EUR 18,550 represented by 18,550 nominative shares (aandelen opnaam). Seller 3 holds 18,549 Merck Belgium shares (the “Merck Belgium Shares”) and MGG holds one share in Merck Belgium.

2.1.5	Merck Genericos. Merck Genericos S.L. (“Merck Genericos”) is a limited liability company (Sociedad de Responsabilidad Limitada) validly existing and incorporated under the laws of Spain and registered with the commercial registry of Barcelona, at page 75, sheet B-240,742, volume 34,115. The stock capital of Merck Genericos amounts to EUR 2,560,000 represented by 2,560 stock quotas (Participaciones Socialesi) (the “Merck Genericos Shares”). Seller 3 holds all Merck Genericos Shares.

2.1.6	Definitions. The Dura Share, the MGG Shares, the EMD Shares, the Merck Belgium Shares and the Merck Genericos Shares are hereinafter also referred to as the “Shares”.
2.2 The Subsidiaries
2.2.1	Subsidiaries. The Companies directly and indirectly hold the Interests in the Legal Entities as set forth in Exhibit 2.2 (and except as set forth therein, hold no other Interests in Legal Entities).

2.2.2	Definitions. The Legal Entities listed on Exhibit 2.2 shall be referred to as the “Subsidiaries”. The Companies and the Subsidiaries shall be jointly referred to as the “Group Companies”. The Interests in the Subsidiaries as set forth in Exhibit 2.2 shall be referred to as the “Subsidiary Shares”.
3.
SALE AND TRANSFER
3.1 Sale and Transfer of the Shares
3.1.1	Sale and Purchases. Each Seller hereby sells to Purchaser, in each case with economic effect as of the Effective Date, the Shares as follows:
(a)	Seller 1 hereby sells (verkauft) the Dura Share and the MGG Shares to Purchaser, and Purchaser hereby accepts such sale;

(b)	Seller 2 hereby sells (verkauft) the EMD Shares to Purchaser, and Purchaser hereby accepts such sale; and

(c)	Seller 3 hereby sells (verkauft) the Merck Belgium Shares and the Merck Genericos Shares to Purchaser, and Purchaser hereby accepts such sale.
3.1.2	Transfer. Subject to the satisfaction or waiver of the Closing Conditions and the terms and conditions of this Agreement, at the Closing Date, each Seller shall transfer to Purchaser the Shares sold pursuant to Section 3.1.1 above, and Purchaser shall accept such transfer, by way of separate transfer deeds as follows:
(a)	Seller 1 shall transfer its Dura Share to Purchaser (or its designee in accordance with Section 21.5) by way of a notarial transfer deed in substantially the form set forth in Exhibit 3.1.2(a) (the “Dura Transfer Deed”);

(b)	Seller 1 shall transfer the MGG Shares to Purchaser (or its designee in accordance with Section 21.5) by way of a notarial transfer deed in substantially the form set forth in Exhibit 3.1.2(b) (the “MGG Transfer Deed”);

(c)	Seller 2 shall transfer the EMD Shares to Purchaser (or its designee in accordance with Section 21.5) by way of due endorsement and delivery of the certificate(s) representing the EMD Shares;

(d)	Seller 3 shall transfer the Merck Belgium Shares to Purchaser (or its designee in accordance with Section 21.5) by way of a written transfer deed (the “Merck Belgium Transfer Deed”) in substantially the form set out in Exhibit 3.1.2(d); and

(e)	Seller 3 shall transfer the Merck Genericos Shares to Purchaser (or its designee in accordance to Section 21.5) by way of a notarial transfer deed (the “Genericos Transfer Deed”) in substantially the form set out in Exhibit 3.1.2(e).
3.1.3	Ancillary Rights. The Shares are sold and transferred with all ancillary rights appertaining thereto (Nebenrechte), including all dividend rights (Gewinnbezugsrecht) to profits pertaining to previous business years and the current business year that have not been distributed before the Effective Date.

3.1.4	Corporate Consent. Seller 3 shall consent, and Seller 1 shall cause MGG to consent, as shareholders of Merck Belgium to the sale and transfer of the Merck Belgium Shares pursuant to this Agreement, such consent being in substantially the form set out in Exhibit 3.1.4.

3.1.5	Structure of Transaction. At the election of Purchaser, (i) any one or more Affiliates of Purchaser may be substituted for Purchaser in the transaction and (ii) Purchaser or any such substituted purchaser or purchasers may directly acquire Interests in any Subsidiary, either in lieu of or in addition to acquisitions of the Shares in the Companies set forth in this Section 3.1, provided that Purchaser shall not take any such actions that can reasonably be expected to prevent or materially hinder or delay the consummation of the transactions contemplated by this Agreement and provided further that this Section 3.1.5 does not permit the direct acquisition of Interests in Dey Inc. The parties will cooperate in good faith to effectuate any such substitution and/or change in the acquisition structure, including executing any necessary or advisable amendments to this Agreement in order to reflect the foregoing. Purchaser will agree to an appropriate full indemnification arrangement with Sellers and Sellers’ Affiliates to the extent such change in acquisition structure increases the tax costs to Sellers and Sellers’ Affiliates above the amount of costs that would have been incurred in connection with the sales and transfers set forth in this Section 3.1. as of the Signing Date. All incremental costs and expenses (including reasonable out of pocket expenses for counsel) incurred by Sellers or Sellers’ Affiliates in connection with the implementation of any substitution or change in the acquisition structure contemplated by this Section 3.1.5 shall be reimbursed, and all risks related to such acquisition structure shall be assumed, by Purchaser. Any changes to the structure pursuant to this Section 3.1.5 shall be disregarded for purposes of Section 9 of this Agreement.

3.1.6	EMD Crop Bioscience. Purchaser shall use its best efforts after the Signing Date to optimize the tax position of Sellers and Sellers’ Affiliates with respect to EMD Crop Bioscience Inc. (which may involve the transfer of such entity after the Closing), provided that separate outside tax counsel to each of the financing sources under the Commitment Letter, Sellers and Purchaser have provided an opinion reasonably acceptable to such financing sources and Purchaser with respect to the transactions contemplated with respect to EMD Crop Bioscience Inc. All incremental costs and expenses (including reasonable out of pocket expenses for counsel) incurred by Purchaser in connection with the implementation of the actions contemplated by this Section 3.1.6 shall be reimbursed, and all risks related to such actions shall be assumed, by Sellers and Sellers’ Affiliates.
3.2 Repayment of Shareholder Loans and Shareholder Deposits
3.2.1	Details of Shareholder Loans and Shareholder Deposits. Sellers’ Guarantor, Sellers and certain of Sellers’ Affiliates have granted to certain of the Group Companies loans or have deposited with certain of the Group Companies funds (together the “Shareholder Loans”), which Shareholder Loans as of the Signing Date are set forth in Exhibit 3.2.1. Additional Shareholder Loans may be granted after the Signing Date on arm’s length terms by Sellers and Sellers’ Affiliates (in accordance with the terms of this Agreement).

3.2.2	Repayment. Purchaser agrees that the Shareholder Loans together with interest accrued thereon up to the repayment date will be repaid by the respective borrower to the respective lender. At the option of Sellers’ Representative, repayment will be made either on or prior to Closing. For the avoidance of doubt, any amounts (including accrued interest) not repaid on or prior to the Effective Date shall be deemed to constitute Financial Debt.

3.2.3	Direct Payment. If the repayment of the Shareholder Loans takes place at Closing, the funds for the satisfaction of all obligations of the respective borrowers under the Shareholder Loans will be made available by Purchaser to the borrowers on the basis of new shareholder loans or, in case Shareholder Loans may not be repaid at such time for legal reasons, by contribution of equity. Purchaser shall, subject to the satisfaction or the waiver of the Closing Conditions and the terms and conditions of this Agreement, at Closing, pay the amounts owed under the Shareholder Loans on such date on behalf of the borrowers directly to the lenders, and such payments are made in performance (Erfüllung) of (i) the borrowers’ obligations to repay the Shareholder Loans, and (ii) Purchaser’s obligation to lend, and make available, to the borrowers the respective funds under the new shareholder loans or as equity, as the case may be.

3.3 Termination of Cash Management
3.3.1	Cash Management. Certain of the Group Companies as well as various Sellers’ Affiliates are presently participating in cash pooling arrangements involving external banks or in an inhouse bank concept (“finavigate”) under which intercompany clearing takes place; further, intercompany transactions of Group Companies are settled on intercompany accounts that Group Companies hold with an inhouse bank of Sellers’ Affiliates (such arrangements, concept and accounts together, the “Cash Management”). The aggregate balances of credits and debits under the Cash Management as of 31 March 2007 are set forth in Exhibit 3.3.1.

3.3.2	Termination of Existing Cash Management. On or before Closing, the Cash Management between the Group Companies and Sellers’ Affiliates will be terminated and all payment claims and obligations of the Group Companies and Sellers’ Affiliates will be settled so that all claims and liabilities resulting from Cash Management will be zero as of Closing. The effective date of the termination will be determined by Sellers’ Representative in its discretion.

3.3.3	Payment of Obligations under the Cash Management. If individual Cash Management liabilities of Group Companies cannot be paid by Group Companies for legal reasons, Sellers will procure that interim loans are granted to such entities at arm’s length terms by other Group Companies, or by third parties or Sellers’ Affiliates (in each case, in accordance with the terms of this Agreement), in order to enable the Group Companies to satisfy their Cash Management liabilities or transform such Cash Management liabilities into interim loans or interim deposits.

3.3.4	Interim Loans. To the extent that any of the Group Companies is in need of liquidity as a result of the termination of the Cash Management prior to Closing, Sellers shall ensure that interim loans or interim deposits at arm’s length terms are provided to such Group Companies by other Group Companies, or third parties or Sellers’ Affiliates (in each case, in accordance with the terms of this Agreement).

3.3.5	Repayment of Loans. To the extent that interim loans or interim deposits are granted or made by Sellers’ Affiliates to Group Companies, or interim loans or interim deposits by Sellers’ Affiliates result from a transformation of Cash Management liabilities, in accordance with Section 3.3.3 or Section 3.3.4 above (together, the “Interim Loans”), Purchaser shall repay the principal of such loans outstanding at Closing and any accrued interest in respect thereof to the respective lenders at Closing. For the avoidance of doubt, any such amounts (including accrued interest) not repaid on or prior to the Effective Date shall be deemed to constitute Financial Debt. Section 3.2.3 applies, mutatis mutandis.

3.4 Repayment of Subsidiary Loans
3.4.1	Details of Subsidiary. The Group Companies have granted to Sellers and Sellers’ Affiliates loans (the “Subsidiary Loans”) as set forth in Exhibit 3.4.1.

3.4.2	Repayment. Sellers’ Representative agrees to ensure that the Subsidiary Loans will be repaid together with interest accrued thereon up to the repayment date. At the option of Sellers’ Representative, repayment will be made either prior to or at Closing.
4.
PURCHASE PRICE AND PAYMENTS
4.1 Purchase Price
4.1.1	Purchase Price. The aggregate purchase price for the Shares sold under Section 3 (the “Purchase Price”) shall amount to
EUR 4,900,000,000
(in words: Euro four billion nine hundred million)
(the “Base Purchase Price”)
plus
(a) the Cash of the Group Companies on a consolidated basis;
minus
(b) the Financial Debt of the Group Companies on a consolidated basis;
plus (minus)
(c) the Working Capital Adjustment.
Each of the components of the Purchase Price set out in clauses (a), (b) and (c) will be calculated as of the Effective Date.

4.1.2	Definitions. The following terms shall have the following meanings:
(a)	“Cash” means the sum of (i) cash and cash-equivalents and (ii) securities and other financial investments, both as defined in greater detail in paragraphs 2.1 and 2.2 of the 2007 Accounting Guidelines, and (iii) to the extent not covered by (i) or (ii), all receivables held by Genpharm Inc. under loans granted to Gennium Pharma Inc.

(b)	“Financial Debt” means the sum of (i) current financial liabilities, (ii) non-current financial liabilities, and (iii) pensions and other post-employment benefits netted with (iv) deferred pension expenses, (i) through (iv) as defined in greater detail in paragraphs 4.1, 5.1, 5.4, 2.5.13291 and 2.5.132911 of the 2007 Accounting Guidelines, and (v) Tax liabilities, provisions and reserves recognized for Pre-Sale Reorganization measures set forth in Part 8 (U.S.) of Exhibit 14.1.

(c)	“Target Working Capital” shall mean Euro 382,000,000.

(d)	“Working Capital” means the difference between (i) the sum of (A) trade receivables and (B) inventories, and (ii) trade payables, all as defined in greater detail in paragraphs 2.3, 2.4 and 4.2 of the 2007 Accounting Guidelines.

(e)	“Working Capital Difference” shall mean the difference between the Working Capital and the Target Working Capital.

(f)	“Working Capital Adjustment” shall
(i)	mean, if the Working Capital exceeds the Target Working Capital, the addition of the entire Working Capital Difference to the Base Purchase Price when calculating the Purchase Price pursuant to Section 4.1.1;

(ii)	mean, if the Working Capital is less than the Target Working Capital, subtraction of the entire Working Capital Difference from the Base Purchase Price when calculating the Purchase Price pursuant to Section 4.1.1; and

(iii)	otherwise be zero.

4.1.3	Preliminary Payment. The “Preliminary Purchase Price” shall be the amount notified by Sellers to Purchaser not later than three Business Days after the Closing Conditions have been satisfied or waived, such amount to be equal to Sellers’ Representative’s reasonable estimate of the Purchase Price as of the Closing Date. The notification will include estimates of each of the components of the Purchase Price set out in Sections 4.1.1(a), (b) and (c) and will also include a schedule of any amounts that will be payable at Closing pursuant to Sections 3.2.3, 3.3.5 and 3.4.2.

4.1.4	Allocation. The Purchase Price shall be allocated in accordance with Exhibit 4.1.4.
4.2 Determination and Payment of Final Purchase Price
4.2.1	Final Purchase Price. The Purchase Price shall be considered finally determined once the Effective Date Financial Statements and the Purchase Price Determination Statement become final and binding in accordance with Section 5. The “Final Purchase Price” shall be the Purchase Price as set forth in the Final Purchase Price Statement.

4.2.2	Adjustment. Any difference between the Final Purchase Price and the Preliminary Purchase Price shall be paid as follows:
(a)	If the Final Purchase Price exceeds the Preliminary Purchase Price, Purchaser shall pay to Sellers an amount equal to the excess plus interest on such excess from and including the Effective Date to, but excluding, the date of actual payment; and

(b)	If the Final Purchase Price is less than the Preliminary Purchase Price, Sellers shall pay to Purchaser an amount equal to the sum of (i) the shortfall, (ii) the interest paid at Closing on the Preliminary Purchase Price to the extent attributable to such shortfall, and (iii) interest on the sum of (i) and (ii) from and including the Closing Date to, but excluding, the date of actual payment, any such amount to be paid by Purchaser or Sellers, as the case may be, shall be paid within ten Business Days after the Effective Date Financial Statements have become final and binding upon the Parties in accordance with Section 5. The interest rate shall be the Agreed Rate, provided, however, that if the payment is not made within these ten Business Days, Section 4.4.4 shall apply with respect to the subsequent time-period until such payment is actually made.

4.3 Adjustment of Final Purchase Price
4.3.1	Adjustment for Pre-Sale Reorganization. The Final Purchase Price shall be adjusted as of the date that is 15 Business Days after the completion of all the Pre-Sale Reorganization matters set forth on Exhibit 14.1(a) for direct effects of the Pre-Sale Reorganization on Cash, Financial Debt and Working Capital of the Group Companies that arise after the Effective Date (the “Adjustment Purchase Price”). The effects of Taxes attributable to the Pre-Sale Reorganization which have not been taken into account as Financial Debt shall be disregarded and such Taxes shall solely be covered by Section 12.

4.3.2	Payments. Sellers shall pay to Purchaser and Purchaser shall pay to Sellers the amount by which the Adjustment Purchase Price falls short of, or exceeds, the Final Purchase Price, as the case may be, plus interest on such difference from and including the date on which the respective Pre-Sale Reorganization measure is completed. The payment shall be made within ten (10) Business Days of the date on which the Adjustment Purchase Price has become final and binding upon the Parties. The interest rate shall be the Agreed Rate, provided, however, that if the payment is not made within these ten (10) Business Days, Section 4.4.4 shall apply with respect to the subsequent time-period until payment is actually made.

4.3.3	Determination of Adjustment Purchase Price. The Adjustment Purchase Price shall be determined in accordance with Section 5, which shall apply, mutatis mutandis.

4.3.4	Allocation of Adjustment Purchase Price. The Adjustment Purchase Price shall be allocated to the Companies by the respective direct effects on Cash, Financial Debt and Working Capital pursuant to Section 4.3.1 for each respective Company (including its respective Subsidiaries). The amount of the Final Purchase Price allocated to the respective Companies pursuant to Section 4.1.4 shall increase or decrease accordingly.
4.4 General Rules for Payments
4.4.1	Modes of Payment. Any payments under this Agreement shall be made by wire transfer in immediately available funds, with value as of the relevant due date set out in this Agreement or otherwise provided by law, free of bank fees and any other charges.

4.4.2	Payments to Sellers. All payments by Purchaser to Sellers, or any of them, under or in connection with this Agreement shall be made to the bank accounts that have been notified by Sellers’ Representative to Purchaser at least five Business Days prior to the due date for the respective payment.
4.4.3	Payments to Purchaser. All payments by Sellers, or any of them, to Purchaser under or in connection with this Agreement shall be made to the bank account as notified by Purchaser to Sellers at least five Business Days prior to the due date for the respective payment.

4.4.4	Default Interest. Any payments not made when due under this Agreement shall bear interest from and including the respective due date to, but excluding, the date of actual payment at the Agreed Rate plus 3% per annum.

4.4.5	Interest Method. Any interest under this Agreement shall accrue from day to day and shall be calculated in accordance with the method 30/360, i.e., on the basis of a month of 30 days and a year of 360 days.

4.4.6	No Right to Set-Off. Any right of Purchaser to set-off and/or to withhold any payments due under this Agreement shall be excluded unless Purchaser’s respective counter claim is undisputed or has been confirmed by final decision of a court or arbitration tribunal.
5.
FINAL ACCOUNTS
5.1 Preparation of Effective Date Financial Statements.
5.1.1	Preparation. Within 45 days after the Closing Date, Sellers’ Representative shall prepare and deliver to Purchaser consolidated financial statements of the Companies and the Subsidiaries as of the Effective Date (the “Effective Date Financial Statements”) consisting of
(a)	a balance sheet (Bilanz); and

(b)	a statement (the “Purchase Price Determination Statement”) setting forth, in each case as of the Effective Date, and as determined in accordance with the Effective Date Financial Statements and the definitions for these items in this Agreement:
(i)	the Cash;

(ii)	the Financial Debt;

(iii)	the Working Capital Adjustment; and

(iv)	the Purchase Price;
together with an audit certificate by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (the “Accounting Firm”).
5.1.2	Method. The Effective Date Financial Statements shall be prepared in accordance with the 2007 Accounting Guidelines, applied on a consistent basis with the 2006 Financial Statements and the 2005 and 2004 Financial Statements except such changes indicated in the accounting guidelines and circulars of the Merck Group for the years 2004 through 2007 (the “Exceptions”). A copy of such accounting guidelines and circulars has been provided to Purchaser for its review prior to the Signing Date and has been deposited with the acting notary for information purposes only.

5.1.3	Cooperation. Purchaser shall, and shall cause the Group Companies to, fully cooperate with Sellers’ Representative and the Accounting Firm in the preparation or review, as the case may be, of the Effective Date Financial Statements, including granting Sellers’ Representative and its employees and advisors and the Accounting Firm reasonable access to all relevant business records and documents during normal business hours, and permitting Sellers’ Representative and its employees and advisors and the Accounting Firm to consult at reasonable times with the Directors and Officers, employees and representatives of Purchaser or the relevant Group Company.

5.1.4	Objections of Purchaser. Any objections of Purchaser with respect to the Effective Date Financial Statements must be stated within 45 days after receipt by Purchaser of the Effective Date Financial Statements and the Purchase Price Determination Statement by providing Sellers with (i) a written statement of objections, specifying in reasonable detail the grounds for the objections, and (ii) a revised version of the Purchase Price Determination Statement (the “Revised Statement”) that reflects such objections and are accompanied by an audit certificate of an accounting firm of international standing, confirming the correctness of the objections. Purchaser shall be permitted to review the working papers of Sellers’ and Sellers’ Affiliates and Sellers will request from the Accounting Firm the grant of its permission for Purchaser to review the working papers of the Accounting Firm relating to the Effective Date Financial Statements and the Purchase Price Determination Statement in the 45-day period following their receipt. If Purchaser does not object during such period in such manner, the Effective Date Financial Statements and the Purchase Price Determination

Statement shall become final and binding upon the Parties upon the expiration of such period.
5.1.5	Costs. The Group Companies shall bear the costs for the preparation of the Effective Date Financial Statements to the extent such costs are incurred by them in connection with assembling financial information and providing such information to Sellers. Sellers shall bear the remaining costs for the establishment of the Effective Date Financial Statements, including the costs for the Accounting Firm. Purchaser shall bear the costs for the review by itself and its accountants of the Effective Date Financial Statements.
5.2 Resolution of Disputes
5.2.1	Good Faith Attempt to Settle. If Purchaser has objected to the Purchase Price Determination Statement within the required time and in the required manner, Sellers and Purchaser shall attempt in good faith to settle the disagreement. If Sellers and Purchaser reach an Agreement on all or certain of the disputed items, such agreed items shall become final and binding upon the Parties.

5.2.2	Appointment of Third Party Expert. If Sellers and Purchaser cannot settle the disagreement on any disputed items of the Purchase Price Determination Statement within 30 days after receipt by Sellers of the Revised Statement, Sellers or Purchaser may request that the matter be presented to a neutral auditor from an auditing firm of international standing to be jointly designated by Sellers and Purchaser (the “Third Party Expert”). If Sellers and Purchaser cannot agree on the Third Party Expert within 10 days after such a request is made to present the matter to a neutral auditor, the Third Party Expert shall be appointed by the Institute of Chartered Accountants in England and Wales at the request of either Sellers or Purchaser after consideration of the proposals and comments by Sellers and Purchaser. Sellers and Purchaser shall jointly instruct the Third Party Expert to decide the issues in dispute in accordance with the provisions of this Section 5.

5.2.3	Scope of Decisions of Third Party Expert. Unless instructed otherwise jointly by Sellers and Purchaser, the Third Party Expert shall limit its decisions to the items in dispute, but shall determine the Purchase Price Determination Statement in its entirety on the basis of its decisions and the undisputed items of the Purchase Price Determination Statement. The Third Party Expert shall not take any decisions that would be outside the scope of the positions taken by Sellers and Purchaser. The Third Party Expert shall also be entitled to decide on the construction of this Agreement to the extent necessary for its decisions. The Third Party Expert shall act as an expert (Schiedsgutachter) and not as an arbitrator.

5.2.4	Procedure. Sellers and Purchaser shall immediately furnish to the Third Party Expert the Effective Date Financial Statements, the Purchase Price Determination Statement and the Revised Statement and shall furnish as soon as possible all other documents and information reasonably requested by the Third Party Expert to render his decision. The Third Party Expert shall promptly provide copies of all documents and other information made available by Sellers or Purchaser to the respective other Party; Sections 427 and 444 of the German Civil Procedure Act (Zivilprozessordnung) shall apply accordingly. Before rendering its decision, the Third Party Expert shall give Sellers and Purchaser the opportunity to present their positions, which shall include at least one oral joint hearing of Sellers and Purchaser; the professional advisors of Sellers and Purchaser may participate in such meeting. The Third Party Expert shall use best efforts to deliver its written opinion, which shall include the reasons for its decision, as soon as reasonably practical, but in any event not later than 60 days after the Third Party Expert has accepted its appointment. The Third Party Expert’s decisions and the Effective Date Financial Statements and the Purchase Price Determination Statement as determined by the Third Party Expert shall be final and binding upon the Parties.

5.2.5	Costs. The costs and expenses of the Third Party Expert shall be borne by Sellers – on the one side – and Purchaser – on the other side – in accordance with Sections 91 to 93 of the German Civil Procedure Act.

5.2.6	Final Accounts. The Purchase Price Determination Statement as finally agreed by Purchaser and Sellers in accordance with Section 5.2.1, or decided by the Third Party Expert in accordance with Section 5.2.4, shall be the “Final Purchase Price Statement”.
6.
REGULATORY AND OTHER AUTHORIZATIONS
6.1 Regulatory Procedures.
Sellers and Purchaser will each (i) use its best efforts to obtain (or cause the Companies to obtain) as promptly as practicable all authorizations, consents, orders and approvals, and to make all filings with all Governmental Authorities required or expedient to consummate the transactions contemplated by this Agreement, (ii) cooperate fully with the other Parties in promptly seeking to obtain all such authorizations, consents, orders or approvals and to make all such filings and (iii) provide such further information as promptly as practicable to any Governmental Authority as such Governmental Authority may reasonably request in connection therewith.

6.2 Merger Filings
Sellers and Purchaser agree that they will make any pre-closing filings necessary and expedient in connection with any merger control clearance referred to in Section 7.1 below promptly (but in no event later than fifteen Business Days after the Signing Date) and any post-closing filings promptly after the Closing Date. To the extent permitted under applicable law, any such filings shall be made jointly by Purchaser and Sellers. Purchaser will pay all costs (including fees and other payments to obtain any authorizations, consents, orders or approvals) of any proceeding at any Governmental Authority, except for the fees of Sellers’ and Sellers’ Representative’s counsel and other advisers.
6.3 Best Efforts
6.3.1	All Actions. Purchaser shall offer and take all steps and/or measures and do all and any acts that are necessary to obtain clearance by any competent Governmental Authority, including the restructuring or sale of Purchaser and/or its Affiliates or businesses or any other assets (e.g., product licenses), which shall also include the closing down of businesses or parts thereof, if necessary. Purchaser may not request any adjustment of the Purchase Price or other amendment to this Agreement, or withhold any amount payable by it hereunder as a result of any step, measure and/or act as described above, and any such step, measure and/or act shall be solely for the account of Purchaser.

6.3.2	Contest. With respect to the Closing Conditions, if the consummation of the Closing is prohibited by any Governmental Authority or if any administrative or judicial action or proceeding is instituted challenging any transaction contemplated by this Agreement as violating any applicable merger control law, Purchaser and Sellers, as applicable, shall contest such decision, action or proceeding (including by way of litigation) and use all other reasonable efforts to ensure that the Closing may be consummated as contemplated by this Agreement and as timely as reasonably practicable.
6.4 Cooperation
Sellers and Purchaser each undertakes to use its best efforts to meet all deadlines given by any competent Governmental Authority and to immediately do all acts, measures and other action necessary or expedient in the course of any proceeding with any Governmental Authority in connection with this Agreement or the transactions contemplated hereby, including the following (in each case to the extent relating to this Agreement or the transactions contemplated hereby): (i) Sellers and Purchaser will promptly notify each other of any communication that it or any of its Affiliates receives from any Governmental Authority and permit the other Party to review in advance any proposed communication by such Party to any Governmental Authority; (ii) Sellers and Purchaser will each use its best efforts to consult with the other Party in advance of any meeting with any Governmental Authority and, to the extent permitted by such Governmental Authority, give the other Party the opportunity to attend such meeting; (iii) Sellers and Purchaser will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting period; and (iv) Sellers and Purchaser will provide each other with copies of all correspondence, filings or communications; provided, however, that materials may be redacted as necessary (x) to comply with contractual arrangements, and (y) to address reasonable privilege or confidentiality concerns, provided, however, that any such redacted materials will be exchanged, in unredacted form, between Sellers’ counsel and Purchaser’s counsel on an outside-counsel-basis.
6.5 Other Transactions
Purchaser shall not enter into any other agreement to effect any acquisition of any business or products that can reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or to materially increase the time required, to: (i) obtain the expiration or termination of the waiting period under any merger control law or regulation applicable to the transactions contemplated by this Agreement; or (ii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.
7.
CLOSING CONDITIONS
7.1 Closing Conditions
7.1.1	The obligations of the Parties to perform the Closing Actions pursuant to Section 8.3 shall be subject to satisfaction or waiver in writing by Sellers and Purchaser of the condition (the “Joint Closing Condition”) that Closing shall be permissible pursuant to the competition laws of the jurisdictions set forth in Exhibit 7.1 (as a result of, e.g., the approval granted by the competent merger control authority or the expiration of any applicable waiting period and the absence of an order by any Governmental Authority prohibiting the transaction contemplated by this Agreement) and that no applicable law or judicial order preventing the consummation of the Closing Actions shall be in effect.

7.1.2	The obligations of Sellers to perform the Closing Actions pursuant to Section 8.3 shall be further subject to satisfaction of the conditions (or waiver in writing by

Sellers) (the “Seller Closing Conditions”) that:
(a)	The representations and warranties of Purchaser contained in this Agreement shall be accurate as of the Signing Date, and, to the extent made as of the Closing Date, as of the Closing Date, unless a different date is indicated in the respective representation or warranty, in which case as of such different date, in each case other than for such failures to be accurate (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or to any similar limitation set forth therein) that, individually and in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement. Sellers’ Representative shall have received certificates signed on behalf of Purchaser by its chief executive officer and chief financial officer to such effect.

(b)	Purchaser shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Effective Date or Closing Date, as applicable. Sellers’ Representative shall have received certificates signed on behalf of Purchaser by its chief executive officer and chief financial officer to such effect.
7.1.3	The obligations of Purchaser to perform the Closing Actions pursuant to Section 8.3 shall be further subject to satisfaction of the conditions (or waiver in writing by Purchaser) (together with the Seller Closing Conditions and the Joint Closing Condition, the “Closing Conditions”) that:
(a)	The representations and warranties of Sellers contained in this Agreement shall be accurate as of the Signing Date, and, to the extent made as of the Closing Date, as of the Closing Date, unless a different date is indicated in the respective representation or warranty, in which case as of such different date, in each case other than for such failures to be accurate (without giving effect to any limitation as to “materiality” or “material adverse effect” or to any similar limitation set forth therein) that, individually and in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect. Purchaser shall have received certificates signed on behalf of Sellers by a member of the management board of Sellers’ Representative to such effect.

(b)	Since the Signing Date, there shall not have occurred a Material Adverse Effect, provided that for purposes only of this Section 7.1.3 (b) the following events, circumstances, changes or effects shall not be taken into account in determining whether a Material Adverse Effect has occurred: (i) those that affect the economy, the industries in which the Group Companies operate, or the securities and financial markets in general (including legal and regulatory changes as well as changes in the general political or economic environment), so long as the event, circumstance, change or effect does not disproportionately affect the Group Companies; (ii) those caused by, arising out of, or attributable to, the announcement of the intention to sell the Business and/or the Companies, or the execution of this Agreement or the performance of the transactions contemplated hereby; or (iii) those caused by any action or inaction (x) of Sellers’ Representative, any Seller or Sellers’ Affiliate, or any Group Company in accordance with this Agreement, any Ancillary Agreement or the written request of Purchaser or (y) of Purchaser or any Person that was an Affiliate of Purchaser at the time of such action or inaction. Purchaser shall have received certificates signed on behalf of Sellers by a member of the management board of Sellers’ Representative to such effect.
(c)	Sellers and Sellers’ Affiliates shall have performed in all material respects all material obligations required to be performed by each of them under this Agreement at or prior to the Effective Date or Closing Date, as applicable, and Purchaser shall have received certificates signed on behalf of each Seller by a member of the management board of Sellers’ Representative to such effect.
7.2 All Reasonable Efforts to Fulfill Closing Conditions
Each Party shall use all reasonable efforts to ensure that the Closing Conditions will be satisfied as soon as possible; Section 6 above remains unaffected.
7.3 Notification of Satisfaction
Each Party shall notify the other Parties promptly after they become aware that the Closing Conditions have been satisfied. Purchaser will give prompt notice to Sellers, and Sellers will give prompt notice to Purchaser, in each case if the respective Party becomes aware of representations and warranties made by it contained in this Agreement becoming untrue or inaccurate or the failure by it to comply with any covenant contained in this Agreement, in each case to an extent that would result in a failure of the applicable Closing Condition.
7.4 Termination Rights
If the Closing Conditions have not been satisfied prior to the expiry of 270 days after the

Signing Date, any Party that is not then in material breach of its obligations in respect to the Joint Closing Condition hereunder may withdraw from this Agreement with immediate effect. Upon the exercise of any withdrawal right, this Agreement in its entirety, including the sale of the Shares, shall become null and void upon notification of such withdrawal, provided, however, that Sections 17, 18, 19, 20, 21.1, 21.6 and 21.7 shall generally survive termination of this Agreement. Subject to the terms and conditions of the Agreement, any rights to claim damages in connection with violations of obligations under or in connection with this Agreement shall remain unaffected.
8.
CLOSING
8.1 Closing and Effective Date
8.1.1	Closing Date. The transaction contemplated by this Agreement shall be consummated
(a)	if the day that falls five Business Days after the Closing Conditions have been satisfied falls between the eighth and the last calendar day of a month (in each case, including such day), on the last calendar day of such month, provided, however, that if this is not a Business Day, the next Business Day; and

(b)	if the day that falls five Business Days after the Closing Conditions have been satisfied falls between the first and the seventh calendar day of a month (in each case, including such day), on such calendar day falling five Business Days after the last Closing Conditions have been satisfied
(the applicable day, the “Closing Date”).
8.1.2	Effective Date. The “Effective Date” shall be, in case Section 8.1.1(a) is applicable, the Closing Date as specified therein and, in case Section 8.1.1(b) is applicable, the last calendar day of the last month ending prior to the Closing Date as specified therein.

8.1.3	Other Closing Date. The parties may mutually agree upon any other Closing Date than the date determined by application of Section 8.1.1, provided, however, that this shall not affect the determination of the Effective Date.

8.2 Closing Venues
8.2.1	General Closing. The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, An der Welle 5, 60322 Frankfurt am Main, Germany, or at such other location as mutually agreed upon by the Parties (the “Closing Venue”).

8.2.2	Local Closings. The MGG Transfer Deed and the Genericos Transfer Deed shall be notarized in Spain and the Netherlands, respectively, and copies of the transfer deeds notarized in these countries shall be faxed or emailed in PDF form to the Closing Venue on the Closing Date immediately after their execution.
8.3 Closing Actions
On the Closing Date, the Parties shall meet at the Closing Venue at 10:00 AM CET (or such other time as mutually agreed between the Parties), and take, or cause to be taken, the following actions (the “Closing Actions”), which in their entirety shall constitute the “Closing”:
8.3.1	Payments. Payment by Purchaser to Sellers of the Preliminary Purchase Price plus interest thereon, if any, at the Agreed Rate from and including the Effective Date to, but excluding the Closing Date;

8.3.2	Dura Transfer Deed. Execution of the Dura Transfer Deed by Purchaser and Seller 1;

8.3.3	MGG Transfer Deed. Execution of the MGG Transfer Deed in The Netherlands by representatives of Purchaser and Seller 1;

8.3.4	EMD Transfer Deed. Endorsement of a stock transfer certificate to Purchaser by Seller 2;

8.3.5	EMD Shares. Endorsement and delivery of the certificate(s) representing the EMD Shares by Seller 2 to Purchaser;

8.3.6	Merck Belgium Transfer Deed. Execution of the Merck Belgium Transfer Deed by Purchaser and Seller 3;

8.3.7	Genericos Transfer Deed. Execution of the Genericos Transfer Deed in Spain by representatives of Purchaser and Seller 3;

8.3.8	Termination of Shareholder Loans. To the extent not terminated and repaid prior to the Closing, execution by the lenders under Shareholder Loans and the respective debtors of an agreement on the termination of the Shareholder Loans and repayment by Purchaser of the outstanding principal and accrued interest;

8.3.9	Repayment of Interim Loans. To the extent not terminated prior to Closing, execution of an agreement by the relevant persons on the termination of the Interim Loans and payment by Purchaser of any principal outstanding and interest accrued under the Interim Loans to Sellers for the account of the respective borrowers;

8.3.10	Termination of Cash Management. To the extent not terminated prior to Closing, execution of an agreement by the respective Sellers’ Affiliates and the Group Companies that participate in the Cash Management on the termination of the participation of such Group Companies in the Cash Management and payment of any amounts owed thereunder by the respective debtors;

8.3.11	Repayment of Subsidiary Loan. To the extent not terminated prior to Closing, execution of an agreement by the relevant persons on the termination of the Subsidiary Loans and, to the extent not repaid prior to Closing, repayment of the Subsidiary Loans with interest accrued thereon;

8.3.12	Resignation Letters. Delivery by Sellers of resignation letters of the Directors and Officers of the Group Companies who are remaining Directors and Officers or Employees of Sellers or Sellers’ Affiliates;

8.3.13	Brand License Agreement. Sellers’ Representative and Purchaser shall enter into the Brand License Agreement substantially in the form as attached as Exhibit 16.1.1;

8.3.14	Transitional Services Agreement. Sellers’ Representative and Purchaser shall enter into the Transitional Services Agreement (the “Transitional Services Agreement”) which, subject to Section 16.3, will be substantially in the form attached as Exhibit 8.3.14; and

8.3.15	Certificates. Sellers shall deliver to Purchaser executed certificates pursuant to Section 7.1.3 (a) and (b). Purchaser shall deliver to Sellers’ Representative executed certificates pursuant to Section 7.1.2(a) and (b).

8.4 Closing Confirmation
After all Closing Actions have been taken, Sellers and Purchaser shall confirm in writing that all Closing Actions have been taken and that the Closing has occurred. This confirmation shall be substantially in the form attached as Exhibit 8.4.
9.
REPRESENTATIONS AND WARRANTIES OF SELLERS
Assuming (where relevant) for the purposes of this Section 9 that the Pre-Sale Reorganization has been completed in accordance with Section 14 as of the Signing Date, each Seller represents and warrants in the form of an independent guarantee (selbständiges Garantieversprechen - Section 311 BGB) to Purchaser that, except as set forth in the Disclosure Schedules attached hereto (the "Disclosure Schedules”), the statements set forth in this Section 9 are accurate as of the Signing Date and, solely with respect to Sections 9.1 through 9.3 and 9.17, as of the Closing Date, unless a different date is indicated in the respective representation and warranty, provided, however, that any provisions of this Agreement relating to the consequences of a breach of any of the representations and warranties, including the provisions and limitations set forth in Sections 9 and 10 form an integral part of this guarantee (Inhalt des Schuldverhältnisses / Bestandteil der Garantieerklärung), and this guarantee is only given subject to such provisions and limitations.
9.1 Existence and Capacity of Sellers
9.1.1	Existence. Sellers are duly established and validly existing under the laws of their respective jurisdiction as stated in Section 2.1.

9.1.2	Capacity. The execution of this Agreement by Sellers and the performance of their respective obligations hereunder are within their respective corporate powers, do not violate their constitutional documents and have been authorized by all necessary corporate action on behalf of Sellers, as applicable. No consent, approval, authorization or order of any Governmental Authority is required by law for any of Sellers to enter into and perform this Agreement, except (i) as provided by any applicable merger control law, (ii) as may be necessary as a result of any facts or circumstances relating solely to Purchaser or any of its Affiliates, and (iii) such consents, approvals, authorizations or actions the absence of which (x) would not prevent or materially delay the consummation by Sellers of the transactions contemplated by this Agreement or (y) would not have a Material Adverse Effect.

9.1.3	No Insolvency. No bankruptcy proceedings or other proceedings under applicable law providing protection against enforcement by creditors have been opened over the assets of any Seller and no circumstances exist that would require a Seller or its Directors and Officers or shareholders to apply for the opening of such proceedings.

9.1.4	Enforceability. Assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes legal, valid and binding obligations of Sellers enforceable in accordance with its terms.
9.2 The Companies and the Shares
9.2.1	Corporate Status. The information given in Section 2.1 with respect to the Companies is accurate. Each Company (i) has been duly established, (ii) is validly existing under the laws of the jurisdiction under which it is organized, and (iii) has the necessary corporate power and authority to own its assets and properties and carry on its business as currently conducted, except where in each case of (i) to (iii) the failure to be so organized or existing or to have the necessary corporate power would not have a Material Adverse Effect. The acquisition by Purchaser of the Companies will convey to Purchaser all the Legal Entities that comprise the Business.

9.2.2	The Shares. Each Seller holds unrestricted legal and beneficial title (uneingeschränkte rechtliche und wirtschaftliche Inhaberschaft) to the Shares sold by it and each Seller is free to sell and transfer such Shares to Purchaser. The Shares are not subject to any Encumbrances. The Shares are validly issued, and fully paid-in and there are no obligations to make further contributions with respect to the Shares. The Shares represent all the outstanding Interests in the Companies.

9.2.3	No Options. There are no outstanding securities convertible or exchangeable into an Interest in any of the Companies or any options, warrants, calls, subscriptions or other rights, agreements or commitments obligating any of the Companies to issue, transfer or sell any Interests in such Company.

9.2.4	No Third Party Rights. Other than pursuant to this Agreement, no Person has any pre-emptive rights, rights of first refusal, options, or other rights, whether enforceable as of the Signing Date, conditioned or otherwise restricted in its exercisability, with respect to the Shares.

9.3 The Subsidiaries
9.3.1	Corporate Status. The information given in Section 2.2 with respect to Interests in Legal Entities is accurate. Each Subsidiary has been duly established and is validly existing under the laws of jurisdiction under which it is organized. Except as disclosed in Exhibit 2.2, the Companies directly or indirectly own all Subsidiary Shares.

9.3.2	The Subsidiary Shares. Except as set forth in Disclosure Schedule 9.3.2, the Subsidiary Shares are not subject to any Encumbrances. The Subsidiary Shares are validly issued and fully paid-in and there are no obligations to make further contributions with respect to the Subsidiary Shares. Except as set forth on Disclosure Schedule 9.3.2, the Subsidiary Shares represent all the outstanding Interests in the Subsidiaries.

9.3.3	No Options. There are no outstanding securities convertible or exchangeable into Interests in any of the Subsidiaries or any options, warrants, calls, subscriptions or other rights, agreements or commitments obligating any of the Subsidiaries to issue, transfer or sell any Interests in such Subsidiary to any Person other than a Group Company.

9.3.4	No Third Party Rights. No Person has any pre-emptive rights, rights of first refusal, options, or other rights, whether enforceable as of the Signing Date, conditioned or otherwise restricted in its exercisability, in respect to the Subsidiary Shares and no Subsidiary is party to an agreement with a Person other than a Group Company which would permit such Person to control such Subsidiary or to obligate it to transfer all or parts of its profits to any such person or entity.

9.3.5	No Further Equity Participation. Other than the Subsidiary Shares, none of the Group Companies holds any further Interests in any Legal Entity.
9.4 Licenses and Permits
9.4.1	Status. Except as disclosed in Disclosure Schedule 9.4.1, the Group Companies hold all governmental permits, licenses and other public law approvals that are required by law to conduct the business of the Group Companies as currently conducted, other than (i) Environmental Permits, which are exclusively covered by Section 9.14 and (ii) such permits, licenses and approvals, the absence of which would not result in a Material Adverse Effect (the “Permits”). To Sellers’ Knowledge, no such Permit has been cancelled, withdrawn or revoked by a competent Governmental Authority and no Group Company has received any notice by any such Governmental Authority that it has canceled, withdrawn or revoked, or that it intends to cancel, withdraw or revoke any such Permit.

9.4.2	Compliance with Permits and Laws. Except as disclosed in Disclosure Schedule 9.4.2 or where the failure to comply would not have a Material Adverse Effect, each Group Company is in compliance with applicable laws and the Permits (as in effect, enforced and interpreted on the Signing Date) in the jurisdictions under which such Group Company is organized or conducts business. No Group Company has received any written notice from a Governmental Authority of any material failure to comply with any applicable law or the terms of any Permit except as disclosed in Disclosure Schedule 9.4.2. No Permits will be subject to suspension, material modification, revocation or non-renewal as a result of the execution and delivery of this Agreement by Sellers, or the performance by Sellers of the transactions contemplated hereby. No material consent of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by or with respect to the Group Companies in connection with (A) the execution of this Agreement by Sellers and the performance by Sellers of the transactions contemplated hereby or (B) the ownership by Purchaser and its Affiliates of the Group Companies following the Closing, other than those specifically enumerated herein. The representations contained in this Section 9.4.2 shall not apply to any laws or Permits relating to Real Property, Intellectual Property, rights, Litigation and Products Liability issues, Environmental Matters or Tax matters, which shall be exclusively governed by Sections 9.7, 9.8, 9.13, 9.14, 9.15 and 12.
9.5 Financial Statements
(a)	The 2006 Financial Statements as well as the audited consolidated balance sheets, profit and loss statements and statements of free cash flow of the Companies and their subsidiaries as of 31 December 2005 and 31 December 2004 and the years then ended, as adjusted for the factors stated in the basis for their preparation and as attached hereto as part of Exhibit 1.1(a) (the “2005 and 2004 Financial Statements”), have been prepared in accordance with IFRS and in compliance with the applicable Accounting Guidelines, which are based on and consistent with IFRS, and, except as set forth in the Exceptions consistently applied throughout all periods represented in the 2006 Financial Statements and the 2005 and 2004 Financial Statements. The 2006 Financial Statements and the 2005 and 2004 Financial Statements fairly present, in all material respects, the consolidated financial condition, results of operation and cash-flows of the Group Companies as of the respective dates thereof and the respective years then ended, except that such financial statements do not include (i) segment reporting, (ii) notes, (iii) a full statement of cash flows, and (iv) a presentation of comprehensive income.

(b)	The interim unaudited financial statements as of 31 March 2007 have been prepared in accordance with IFRS and in compliance with the 2007 Accounting Guidelines, which are based on and consistent with IFRS, and, except as set forth in the Exceptions, have been consistently applied throughout all periods represented in such unaudited interim financial statements, the 2006 Financial Statements and the 2005 and 2004 Financial Statements.

(c)	The Companies and the Subsidiaries do not have any liabilities or obligations of any nature (whether accrued, absolute, contingent, unasserted or otherwise) of the type required to be disclosed in financial statements prepared in accordance with IFRS, except (i) as disclosed, reflected or reserved on the face of the 2006 Financial Statements or the interim unaudited financial statements as of 31 March 2007, (ii) for items set forth in Disclosure Schedule 9.5(c) and (iii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the 2006 Financial Statements and not in violation of this Agreement.

(d)	The Group Companies, taken as a whole, are able to pay their debts as they become absolute and mature, the present fair salable value of the assets of the Group Companies, taken as a whole, exceeds the amount that is required to pay the probable liability of their debts and other liabilities (including contingent liabilities) as they become absolute and mature, the assets of the Group Companies, taken as a whole, in each case at a fair valuation, exceed their debts (including contingent liabilities) and the Group Companies, taken as a whole, do not have unreasonably small capital to carry on their businesses, as currently conducted.
9.6 Conduct of Business since 31 December 2006
9.6.1	No Material Adverse Effect. There has been no Material Adverse Effect since 31 December 2006.

9.6.2	Ordinary Course. Except for the Pre-Sale Reorganization or as otherwise disclosed in Disclosure Schedule 9.6.2, since 31 December 2006 the Group Companies have conducted their business in the ordinary course consistent with past practice except for such conduct that would not have a Material Adverse Effect.

9.7 Real Property and Other Assets
9.7.1	Summary. Disclosure Schedule 9.7.1 contains a list of the material real property owned (the “Owned Real Property”) (“owning” of “real property” shall include any kind of legal or commercial ownership, such as co-ownership, condominium ownership, and property-like rights (grundstücksgleiche Rechte)) or other rights legally or commercially comparable therewith in any applicable jurisdiction or leased for an annual lease payment in excess of EUR 500,000 (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”) by the Group Companies.

9.7.2	Owned Real Property. The Group Companies have good (and, where applicable, marketable) title to the Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances and any Encumbrances listed in Disclosure Schedule 9.7.2.

9.7.3	Leased Real Property. Each lease agreement for any Leased Real Property is a valid agreement enforceable in accordance with its terms against the relevant Group Company and, to Sellers’ Knowledge, against the other parties thereto. None of the relevant Group Companies is in material default or breach, or has received a written notice alleging that it is in material default or breach, of any lease agreement for the Leased Real Property and, to Sellers’ Knowledge, none of the other parties to such lease agreements is in material default or breach of any such agreement.

9.7.4	Compliance with Laws. None of the Group Companies has received a written notice from any Governmental Authority that any Real Property is not in compliance with all applicable legal requirements, except for such noncompliance that would not result in a Material Adverse Effect.

9.7.5	Granted Rights. None of the Group Companies has leased or otherwise granted to anyone the right to use or occupy any Real Property or any portion thereof, where such lease or grant interferes in any material way with the respective Group Company’s business.

9.7.6	No Condemnation. None of the Group Companies has received a written threat of condemnation or similar proceeding relating to the Real Property.

9.7.7	Assets. The assets of the Group Companies are free and clear of all Encumbrances, other than (i) Permitted Encumbrances and (ii) any Encumbrances that, in the aggregate, would not have a material adverse effect on any Group Company.

9.8 Intellectual Property
9.8.1	Summary. Disclosure Schedule 9.8.1 contains a list of all patents, trademarks, service marks, design rights and copyrights owned by the Group Companies that is (a) used exclusively in the Business, (b) material for the Business as currently conducted by the Group Companies, and (c) registered or are the subject of a pending application for registration (the “Group IP”).

9.8.2	Title. Except as disclosed in Disclosure Schedule 9.8.2, the relevant Group Company owns all rights, title and interest in and to its Group IP as listed in Disclosure Schedule 9.8.1, free and clear of all Encumbrances other than Permitted Encumbrances.

9.8.3	Rights. Each Group Company owns or has a right to use all Intellectual Property used in the Business as currently conducted by the Group Companies, except where the failure to so own or have such right would not result in a Material Adverse Effect.

9.8.4	Claims by Third Parties. Except as disclosed in Disclosure Schedule 9.8.4, or as would not, if adversely decided, result in a Material Adverse Effect, unless resolved, (i) no Group IP is subject to any pending or, to Sellers’ Knowledge, threatened litigation or other proceeding for infringement, opposition, cancellation or revocation, and (ii) none of the Group Companies has received a written claim since January 1, 2004 that any Group IP is invalid or unenforceable.

9.8.5	Maintenance. All registration and application fees necessary to maintain registrations and applications for the Group IP have been paid and all necessary renewal filings have been made, except for (i) such fees and filings the failure of which to pay or make would not result in a Material Adverse Effect, and (ii) fees and filings in relation to Group IP that the Group Companies have decided to abandon, cancel or allow to lapse.

9.8.6	Infringement of Third Party IP. Except as disclosed in Disclosure Schedule 9.8.6 or as permitted by applicable law, to Sellers’ Knowledge, the conduct of the Business as currently conducted does not infringe any Intellectual Property owned by a third party.

9.8.7	IP used Primarily by Group Companies. To Sellers’ Knowledge, as of the Signing Date, there is no Intellectual Property owned by Sellers or any Sellers’ Affiliate that is used primarily by the Group Companies, except Intellectual Property (i) that is provided to the Group Companies pursuant to any supply or distribution agreement, (ii) that will be provided to the Group Companies pursuant to the Brand License Agreement or the Transitional Services Agreement or (iii) that is used by Sellers or Sellers’ Affiliates to provide any excluded service set forth in Exhibit 16.3.
9.9 Material Agreements
9.9.1	Summary Schedule. Disclosure Schedule 9.9 contains a list of the following agreements of the Group Companies under which, as of the Signing Date, any primary contractual obligation (primäre Hauptleistungspflicht) or any contingent or other obligation (including indemnity obligations) has not yet been fulfilled (the “Material Agreements”):
(a)	Credit Agreements of any Group Company, as obligor, with any Person other than relating to any intercompany loan agreements with any Group Company, Seller or Sellers’ Affiliate, including any bonds, notes or other instruments evidencing financial indebtedness of any Group Company, in each case with an outstanding amount (including interest) on the Signing Date in excess of EUR 5,000,000;

(b)	Guarantees, suretyships, letters of comfort, performance or warranty bonds and similar instruments issued by any Group Company for any debt of any Person other than a Group Company in an amount of EUR 5,000,000 or more per instrument;

(c)	Agreements regarding swaps, options, forward sales or purchases, futures and other financial derivatives and combinations thereof involving a potential obligation of a Group Company or notional amount at the Signing Date in excess of EUR 3,000,000 per agreement;

(d)	Agreements relating to capital expenditures entered into since 31 December, 2005, involving an amount in excess of EUR 5,000,000 per agreement;

(e)	Agreements for the acquisition or sale of (i) assets, other than inventory or in the ordinary course of business, and (ii) any Interests in Legal Entities or any business enterprises (Betrieb) or parts thereof (Betriebsteil), providing in either case for a consideration of more than EUR 5,000,000 per agreement and entered into since 1 January 2001;

(f)	Agreements for joint ventures, partnerships, strategic alliances, joint development of products and other forms of cooperation that involved a sharing of profits or losses per agreement during the year 2006 in payments per agreement in excess of EUR 2,500,000, or that involved a sharing of revenues (or profits or losses) per agreement during the year 2006 in excess of EUR 10,000,000, as well as any enterprise agreements within the scope of Sections 291 and 292 AktG in relation to one or more Group Companies;

(g)	Supply and third-party manufacturing agreements and binding purchase commitments with suppliers of any goods or services, including API supply agreements, but excluding individual purchase orders, that resulted during the year 2006 in a consideration to be paid by a Group Company of more than EUR 10,000,000 per agreement;

(h)	Distribution, agency, customer (including sales) and franchise contracts, other than single purchase orders or intergroup contracts, that resulted during the year 2006 in annual revenues of more than EUR 10,000,000 per agreement;

(i)	Agreements, excluding customary restrictions in cooperation, supplier or resale agreements entered into in the ordinary course of business, imposing any material restriction on the Group Companies taken as a whole to compete with any Person other than a Group Company; and

(j)	Any other agreement that resulted during 2006 in an aggregate payment or payment obligation by a Group Company of more than EUR 10,000,000.
9.9.2	Status. Except as disclosed in Disclosure Schedule 9.9.2, to Sellers’ Knowledge, (i) the Material Agreements are in full force and effect, and (ii) no party to a Material Agreement has given a written notice of termination.

9.9.3	No Breach. None of the Group Companies is in breach or default of any Material Agreement to which it is a party and, to Sellers’ Knowledge, no other party to any Material Agreement is in breach thereof, in each case other than breaches that would not have a Material Adverse Effect.

9.9.4	No Conflict; Consents. Except as disclosed in Disclosure Schedule 9.9.4, the execution of this Agreement by Sellers does not, and the performance by Sellers of the transactions contemplated hereby will not, require any consent under, or give another party any right of termination of, any Material Agreement, except for those breaches, unobtained consents and terminations that would be immaterial.

9.10 Insurance
9.10.1	Summary. Except for self-insurance maintained with Affiliates, Disclosure Schedule 9.10.1 contains a list of all material insurance policies of the Group Companies relating to the assets, businesses or operations of the Group Companies (the “Insurance Policies”). Disclosure Schedule 9.10.1(A) contains a detailed description of the self-insurance maintained with Affiliates. After the Closing Date the Group Companies will not own any interests in or have any liabilities under such self-insurance.

9.10.2	Status. To Sellers’ Knowledge, the Insurance Policies are in full force and effect and no material claims by any Group Company are pending under any of such policies as to which coverage has been questioned, denied or disputed by the insurer.
9.11 Personnel
9.11.1	Key Employees. Disclosure Schedule 9.11.1 contains a list of the Group Companies’ (i) Executive Management Committee Members, (ii) Directors and Officers and (iii) employees, in both cases of (ii) and (iii), with a fixed annual gross base salary in 2006 (excluding, for the avoidance of doubt, performance-related payments, bonuses and any benefits) in excess of EUR 200,000 (collectively the “Key Employees”).

9.11.2	Termination. Except as set forth in Disclosure Schedule 9.11.2, none of the Key Employees has given or been given written notice of termination of his employment.

9.11.3	Transaction Bonuses. Except as set forth in Disclosure Schedule 9.11.3, no employee of a Group Company has a contractual right to any (i) extra income or bonus payment from any Group Company as a result of the execution of, or consummation of the transactions contemplated by, this Agreement or (ii) enhanced redundancy or severance payment from any Group Company arising solely from the execution of, or consummation of the transactions contemplated by, this Agreement.

9.11.4	Labor Disputes. Except as disclosed in Disclosure Schedule 9.11.4 and except for any matter that would not reasonably be expected to have a Material Adverse Effect, the Group Companies are not and have not been during the last three years, subject to any strike or lockout of their employees. Each Group Company has, in relation to each of its current and former employees, complied in all material respects with all material obligations owed to and in respect of those employees under all applicable laws, regulations, Collective Agreements (as defined below), terms and conditions of employment, and other agreements relevant to the conditions of service of its employees.

9.11.5	Collective Agreements. Disclosure Schedule 9.11.5 contains a list of all material written collective bargaining agreements with trade unions by which a Group Company is bound (the “Collective Agreements”).
9.12 Employee Benefits
9.12.1	Summary. Each Plan has been maintained, operated and administered in compliance in all respects with its terms, all other applicable laws (including, for U.S. Plans, the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the United States Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”)), and all applicable Collective Agreements, and has been maintained, where required, in good standing with applicable regulatory authorities, in each case except where the failure to be so maintained, operated or administered would not reasonably be expected, individually or in the aggregate, to result in a material liability to Purchaser or its Affiliates.

9.12.2	Disclosure Schedule 9.12.2 contains a list of all written collective plans to which a Group Company is bound with respect to pensions or any other retirement, death or disability benefits in respect of any of their employees or former employees (or any dependant thereof), other than (i) statutory pension schemes, health and unemployment insurance and other statutory employee benefit schemes, (ii) vacation or sick pay, (iii) any insurance policies for the benefit of employees (including workers’ compensation or accident insurance), (iv) any funded benefit schemes (including defined contribution schemes and payments to life insurance companies) financed by way of salary deductions, or (v) collective plans currently involving annual costs to the employer of not more than EUR 1,000,000 per benefit scheme (the “Pension Plans”).

9.12.3	No employees of the Group Companies participate in or otherwise receive benefits from any plan, program, policy or arrangement, whether formal or informal, oral or written, that is sponsored or maintained by any group or entity other than one or more of the Group Companies.

9.12.4	Other than the Merck Pension Scheme established by a trust deed (the “UK Pension Scheme”), none of the Group Companies is or has been at any time on or after April 27, 2004 but before Closing, associated or connected (as defined in section 38(10) of the UK Pensions Act 2004) with any person who is or was the employer in relation to an occupational pension scheme as defined in the UK Finance Act 2004, whether or not registered (an “Occupational Pension Scheme”) (which is not a money purchase scheme or a prescribed scheme under section 38(1) and section 43(1) of the UK Pensions Act 2004 and no Group Company has any liability (actual, contingent, present or future) under or in connection with an Occupational Pension Scheme.

9.12.5	None of the current or former employees of any Group Company since 30 August 1993 transferred to Sellers or a Sellers’ Affiliate or any Group Company as a result of a “relevant transfer” (as defined in the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006) with a right to benefits under or in relation to an occupational pension scheme outside regulation 7(2) of the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or regulation 10(2) of the UK Transfer of Undertakings (Protection of Employment) Regulations 2006.

9.12.6	There do not exist, nor do any circumstances exist that would reasonably be expected to result in, any liabilities under Title IV of ERISA or similar provision of other U.S. or non-U.S. law for, or with respect to, any Pension Plan, benefit plan, agreement or benefit arrangement that is sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by any of the Sellers or Sellers’ Affiliates, for the benefit of its employees, other than a Plan, that is or would reasonably be expected, individually or in the aggregate, to result in any material liability, at or after the Closing, to Purchaser or its Affiliates, including any Group Company.

9.12.7	Contributions. All contributions and other payments due and payable from the participating employers required under the terms of the Pension Plans have been paid, accrued or otherwise reserved in accordance with past practice and the requirements of applicable law.

9.12.8	Definitions. “Plan” means any compensatory, retirement, pension, health, disability, welfare, incentive bonus, share incentive, share option, profit sharing, perquisite or fringe benefit plan, program, policy or arrangement, whether formal or informal, oral or written, that is sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by any of the Group Companies or with respect to which any Group Company has any actual or contingent liability.

9.13 Litigation and Product Liability
9.13.1	Litigation. Except as listed in Disclosure Schedule 9.13.1, there is no pending litigation either before a court or an arbitration tribunal (gerichtliche Rechtsstreitigkeiten und Schiedsverfahren), involving a claim of more than EUR 1,000,000 or, to Sellers’ Knowledge, potentially involving non-monetary relief or penalties that would have a material negative impact on a Group Company, against any Group Company and no such litigation has been threatened in writing.

9.13.2	Product Recalls. Except as listed in Disclosure Schedule 9.13.2 since 31 December 2006 none of the Group Companies has or initiated a product recall for reasons of a lack of quality or fitness for use or for any other reason of any products manufactured by such Group Company that reflected annual sales in 2006 in excess of EUR 1,000,000 whereby a return of products in the ordinary course of business does not constitute a product recall for that purpose.

9.13.3	Limited Applicability. The representations contained in this Section 9.13 shall not apply to any litigation or product liability claims relating to Intellectual Property, Environmental Matters or Tax matters, which shall be exclusively governed by Sections 9.8, 9.14, 9.15 and 12.
9.14 Environmental Matters
9.14.1	Definitions. For purposes of this Section 9.14,
(a)	“Environmental Law” shall mean any law, regulation, rule, order, decree, judgment, legally binding agreement or Permit relating to or imposing liability, for pollution, the protection of the environment, natural resources, or the use, handling, generation, manufacturing, distribution, collection, transportation, storage, disposal, investigation, cleanup or Release of, or exposure to, Hazardous Materials, in each case as in effect in the relevant jurisdiction on the Signing Date and as enforced and interpreted by the competent Governmental Authorities on such date;

(b)	“Environmental Permit” means any governmental permit, license, or other public law approvals that is required by the Group Companies for their operations under any applicable Environmental Law;

(c)	“Environmental Reports” shall mean the specific items identified as “key findings” in the executive summaries of the Phase I reports listed on

Disclosure Schedule 9.14.1(c) and disclosed to Purchaser prior to the Signing Date;

(d)	“Hazardous Materials” means any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “hazardous constituents”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “dangerous substances”, “contaminants”, “pollutants”, “toxic pollutants”, or words of similar meaning and regulatory effect under any applicable Environmental Law; and

(e)	“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into or through the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or at, into, onto, through or out of any property.
9.14.2	Environmental Claims. Except (i) to the extent set forth in the Environmental Reports, or (ii) as listed in Disclosure Schedule 9.14.2(a), or (iii) any non-compliance that would not have a Material Adverse Effect, no Group Company has received any written notice or order from any Governmental Authority, and no administrative or judicial action, suit, investigation demand, directive, claim, lien, judgment or proceeding has been asserted in writing or, to Sellers’ Knowledge is threatened, against any Group Company that alleges a violation of, or liability under, any Environmental Law.

9.14.3	Environmental Permits. Except to the extent set forth in the Environmental Reports, each Group Company has obtained and maintained all material Environmental Permits required for its Business as presently conducted in accordance with all applicable Environmental Laws and is, in all material respects, in compliance with the terms of such permits, and none of the Group Companies has received any written notice from any competent Governmental Authority that such authority has canceled, revoked or modified in any material respect or intends to cancel or revoke, or modify in any material respect any term or condition of, any Environmental Permit.

9.14.4	Compliance. Except to the extent set forth in the Environmental Reports, each Group Company and the Business is and has been in compliance with all applicable Environmental Laws, except any non-compliance that would not have a Material Adverse Effect.

9.14.5	Releases; Contamination. Except (i) to the extent set forth in the Environmental

Reports or (ii) as listed in Disclosure Schedule 9.14.5, there are and have been no Releases, spills or discharges of Hazardous Materials or any pollution, contamination, or presence of Hazardous Materials, at, on, above, underneath or through any of the Real Properties or any other location, including third party waste disposal sites, in each case which Release, pollution, contamination or presence is reasonably likely to result in material costs to or obligations of any Group Company for the investigation, monitoring, remediation or other response action relating to such event or condition.

9.14.6	Exclusive Representations. The representations and warranties contained in this Section 9.14 are the only representations and warranties being made with respect to (i) compliance with, or liability under, any Environmental Law or (ii) any environmental, health or safety matter, including natural resources, related in any way to the Business, this Agreement or its subject matter. No other representation contained in this Agreement will apply to any such matter and no other representation and warranty, express or implied, is made with respect thereto.
9.15 Taxes
9.15.1	Filing of Tax Returns. All material Tax returns required to be filed with any Taxing Authority relating to a Tax assessment period ending on or before the Signing Date by or on behalf of a Group Company, have been filed when due.

9.15.2	Tax Payments. All Taxes assessed and payable by a Group Company, which have become due for payment up to and including the Signing Date have been paid or will be paid by the Closing Date unless contested in good faith.

9.15.3	Tax Records. To Sellers’ Knowledge, with respect to a Tax assessment period ending on or before the Signing Date, all Group Companies have maintained sufficient and accurate records, especially information required to support Tax returns, information that has been or may be filed, lodged or submitted to any Taxing Authority or is required to be kept under any applicable Tax law, including documentation legally required for transfer pricing purposes as of the Signing Date.

9.15.4	Tax Audits. To Sellers’ Knowledge, no Group Company is involved in any Tax audit or investigation (other than regular Tax audits in the normal course of business) relating to any Tax period ending on or before the Signing Date.

9.15.5	Tax Appeals. Except as listed in Disclosure Schedule 9.15.5, to Sellers’ Knowledge, no Group Company is involved in any appeal in regard to Tax matters currently pending, including proceedings in Tax courts to which a Group Company is a party and that involve an amount in dispute in excess of EUR 100,000.

9.15.6	Tax Losses. No warranty is given or implied in regard of the existence, validity or usability of any Tax losses and Tax loss carryforwards of any Group Company.
9.16 Finders’ Fees
As of the Signing and the Closing Date, no Group Company has any obligation or liability to pay any fees or commissions to any broker, finder or agent or other third party advisor with respect to this Agreement and the consummation of the transactions contemplated hereby.
9.17 Pre-Sale Reorganization
After giving effect to the Pre-Sale Reorganization to the extent completed prior to Closing, the assets and rights of the Group Companies will be sufficient for the conduct of the Business immediately following the Closing Date in substantially the same manner as conducted by Sellers, Sellers’ Affiliates and the Group Companies immediately prior to the Closing Date, assuming for purposes hereof the continued provision by Sellers and Sellers’ Affiliates of the services to be provided in the Transitional Services Agreement and the “excluded services” set forth in Exhibit 16.3 as well as the provision of rights to the Group Companies pursuant to the Brand License Agreement and except for any agreements that are the subject of Section 10.13.3.
9.18 Additional Information
As promptly as practicable after the Signing Date (but in no event more than 20 Business Days after the Signing Date), Sellers and Sellers’ Affiliates shall provide to Purchaser the information described on Exhibit 9.18, which information shall be complete and accurate as of the respective date such information shall have been provided.
Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase and acquire the Shares (including each Company’s business, the Subsidiaries and their respective businesses) in the condition they are in on the Closing Date, and to perform the transactions contemplated by this Agreement based upon its own inspection, examination and determination with respect thereto without reliance upon any express or implied representations, warranties or guarantees of any nature made by, or on behalf of or imputed to, Sellers except for the representations explicitly given by Sellers in this Agreement. Without limiting the generality of the foregoing, Purchaser acknowledges that, except as expressly set forth in this Agreement,

Sellers give no representation, warranty or guarantee with respect to any projections, estimates or budgets delivered or made available to Purchaser of future results, cash flows, operations or the conditions of the Business or any other information or documents made available to Purchaser or its accountants or other advisors with respect to the Business or the Group Companies.
To the extent that the representations under this Section 9 relate to the condition (Beschaffenheit, within the meaning of Section 444 BGB) of any Group Company, they shall not be construed as a warranty of the condition (Beschaffenheitsgarantie) within the meaning of Section 444 BGB. These representations are made in view of the agreement of the Parties as to the allocation of actual or potential risks of the Group Companies, and shall be subject to the modalities and limitations, including the limitations on liability, including of the amount, set forth in Section 10 (such modalities and limitations forming an integral part of the representations themselves and the allocation of risks agreed between the Parties). Furthermore, Purchaser acknowledges that these representations are given by Sellers based upon the Parties’ joint understanding of the non-applicability of Section 444 BGB, and Purchaser agrees not to invoke any rights thereunder should Section 444 BGB turn out to be applicable nonetheless. To the extent any amounts are awarded to Purchaser due to the applicability of Section 444 BGB, they shall be treated as an increase of the Purchase Price, unconditionally payable by Purchaser to Sellers in cash.
10.
REMEDIES
10.1 Breach
10.1.1	Damages. Subject to the terms, conditions, exclusions and limitations provided in this Section 10, in the event that any of the representations made by a Seller in this Agreement is incorrect (a “Breach of Representations”) or Sellers’ breach any covenant or agreement contained in this Agreement (“Breach of Covenant”), Sellers and Sellers’ Guarantor shall put Purchaser or, at the option of Purchaser, any of the Group Companies into the position that Purchaser or the Group Company, as applicable, would have been had the Breach of Representations or Breach of Covenant not occurred (Naturalrestitution). If and to the extent Sellers (or any other person on behalf of Sellers) have not cured the Breach of Representations or Breach of Covenant within a reasonable time period, but no later than seven days after receipt of a Claim Notice from Purchaser, or such restitution is impossible or Sellers finally refuse (verweigert ernsthaft und endgültig) to make restitution in kind, Purchaser may claim solely for: monetary damages (Schadenersatz in Geld), provided, however, that in the case of a Breach of Representations the damages to be compensated shall only be actual damages according to Section 249 BGB, excluding, however, (i) consequential or indirect damages (Folgeschäden, mittelbare Schäden), (ii) lost opportunities (entgangene

Geschäftschancen), (iii) internal administration and overhead costs and (iv) any losses based solely on the argument that the purchase price for the Shares was calculated on the basis of incorrect assumptions or information (collectively, “Loss”). The principle of compensation and accounting for benefits and advantages according to Sections 249 et seq. German Civil Code (Vorteilsausgleichung) shall apply.

10.1.2	General Exclusions. Sellers and Sellers’ Guarantor shall not be liable for Losses or any claim under this Section 10, or any other claim under or in connection with this Agreement against any Seller or Sellers’ Guarantor (a “Claim”) for any Breach of Representations if and to the extent:
(a)	such Losses have reduced the Final Total Purchase Price by reducing the amount of Cash or Working Capital or increasing the amount of Financial Debt;

(b)	the amount of the Claim has been covered by actual recoveries in directly related claims against third parties (other than a Group Company) or by actual recoveries from existing insurance coverage; it being understood and agreed that Purchaser will use its best efforts to pursue any available recoveries in any such claims against third parties and from existing insurance coverage;

(c)	there exist any Tax Benefit; or

(d)	the event giving rise to the Claim has resulted from any action taken by a Seller, any Sellers’ Affiliate or a Group Company after the Signing Date at the written request or direction of, or with written consent of, Purchaser.
10.2 Knowledge
10.2.1	Sellers and Sellers’ Guarantor shall not be liable for any Breach of Representations, and Purchaser shall not be entitled to bring any claim under this Section 10, or any other claim under or in connection with this Agreement against any Seller or Sellers’ Guarantor, (i) if and to the extent Purchaser, or any of their respective Directors and Officers or, if acting for Purchaser in connection with this Agreement or the transactions contemplated hereby, any of Purchaser’s employees, had actual knowledge on the Signing Date of facts, circumstances or events which a reasonable third party knowing this Agreement would conclude as of the Signing Date formed the basis of a Claim (anspruchsbegründende Umstände gemäß § 199 Abs. 1 Nr. 2 BGB) on the Signing Date (“Purchasers

Knowledge”), or (ii) if and to the extent the matter resulting in the claim was disclosed expressly on the relevant Section or subsection of the Disclosure Schedule or Exhibits to which the claim relates; provided, however, that any matter set forth in one Section or subsection of the Disclosure Schedule or Exhibits will be deemed to apply to each other Section or subsection of the Disclosure Schedule or Exhibits to which its relevance to such other Section or subsections of the Disclosure Schedule or Exhibits is readily apparent on its face.

10.2.2	Deemed Knowledge. Without limiting the generality of Section 10.2.1, Purchaser shall be deemed to have knowledge of all facts that are expressly included in the Financial Vendor Due Diligence Report prepared by KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Marie-Curie-Str. 30, 60439 Frankfurt, dated 3 April 2007 and made available to the Purchaser on 7 May, 2007 and all such facts shall also constitute Purchasers Knowledge.
10.3 De-Minimis, Threshold and Deductible
Except for Claims resulting from a Breach of Representations by Sellers under Sections 9.1, 9.2, 9.3, 9.16 and 9.17, and Claims for failure to comply with Section 12, 13, 14 or 15.1 Sellers shall only be liable for Claims if and to the extent (i) the actual individual Claim exceeds EUR 500,000 (the “De-Minimis Amount”), and (ii) the aggregate amount with respect to all Claims (including Claims that do not exceed the De-Minimis Amount in the individual case) exceeds EUR 50,000,000 (the “Threshold”), in which case Sellers shall only be liable for the amount exceeding the Threshold.
10.4 Maximum Liability
The maximum aggregate liability of Sellers for all claims under or in connection with this Agreement, including all Claims for Breaches of Representations, shall be limited to 15 per cent. of the Final Purchase Price to the extent it has been received by Sellers, except for Claims resulting from a Breach of Representations by Sellers pursuant to Sections 9.1, 9.2, 9.3 and 9.17 and for Claims under Section 12, 13, 14 and 15.1 for which the maximum aggregate liability of Sellers (including all other claims under or in connection with this Agreement) shall be limited to the Final Purchase Price to the extent it has been received by Sellers.
10.5 Limitation Period
10.5.1	Limitation. All Claims for Breaches of Representations shall be time-barred (verjähren) after the lapse of 18 months from the Closing Date except for Claims resulting from Breaches of Representations under Sections 9.1, 9.2, 9.3, 9.14 and 9.17 that shall be time-barred after the later of 5 years after the Closing Date.

10.5.2	Suspension of Limitation. Section 203 BGB shall not apply.
10.6 Willful Misconduct
None of the limitations contained in this Section 10 shall apply to the extent a Breach of Representations is caused by willful misconduct (vorsätzlich rechtswidriges Handeln) of a Seller.
10.7 No “Double Dip”
If one and the same set of facts (Sachverhalt) qualifies under more than one provision as a Breach of Representations or entitles Purchaser to a claim or remedy under more than one provision of, or in connection with, this Agreement, even if the Purchaser makes multiple Claims arising from such facts, the Purchaser shall not be entitled to aggregate recoveries from such Claims in excess of its aggregate Losses arising from such facts.
10.8 Exclusion of other Remedies
The Parties agree that the rights and remedies that Purchaser may have against Sellers for a Breach of Representations or any other breach of any obligation under this Agreement shall be exclusively governed by this Agreement. To the extent permitted by law, any further claims and remedies (other than claims for specific performance (primäre Erfüllungspflichten), fraud and those other claims explicitly provided for in this Agreement), irrespective of which nature, amount or legal basis, are hereby expressly waived and excluded, including claims under pre-contractual fault (Section 311 para. 2 and 3 BGB), breach of contract (Pflichtverletzung aus dem Schuldverhältnis) or liability in tort (Delikt), any right to reduce the Purchase Price (Minderung) and any right to rescind or otherwise wind-up this Agreement (Rücktritt oder sonstige Rückabwicklung) or based on frustration of contract (Störung der Geschäftsgrundlage).
10.9 No Third Party Rights
Unless explicitly stated in this Agreement, no provision of this Agreement constitutes a contract for the benefit of a Third Party within the meaning of Section 328 BGB or otherwise (kein Vertrag zugunsten Dritter oder mit Schutzwirkung zugunsten Dritter), irrespective of whether any payment under this Agreement is made to Purchaser or any Group Company.

10.10 Mitigation
Purchaser shall be under a general obligation in accordance with Section 254 BGB and shall use its best efforts to mitigate the amount of any Loss of Purchaser or a Group Company, or indemnity amount under this Agreement.
10.11 Procedure / Third-Party-Claims
10.11.1	Claim Notice. Purchaser shall notify Sellers promptly of any Breach of Representations if Purchaser discovers such Breach of Representations after the Closing Date, describing the potential claim in reasonable detail and, to the extent practical, stating the estimated amount of such claim and giving Sellers the opportunity to remedy the Breach of Representations within the time-period set forth in Section 10.1.1 (such notice, the “Claim Notice”); provided, however, that failure to give such notice shall reduce the rights of Purchaser to seek indemnity or claim damages to the extent such right for indemnity or damage was caused or materially increased by such failure.

10.11.2	Purchaser’s Cooperation. Purchaser shall give Sellers such information and assistance, as they, Sellers’ Representative or any of their advisors reasonably request for the purposes of investigating the matter or circumstance giving rise to such Breach of Representations. If and to the extent a valid claim under Section 10.1 exists with respect to a Claim Notice, all reasonable costs and expenses so incurred by Purchaser shall be borne by Sellers; if and to the extent a valid claim under Section 10.1 does not exist with respect to a Claim Notice, Purchaser shall bear all costs and expenses, including all costs and expenses reasonably incurred by Sellers or Sellers’ Representative.

10.11.3	Third Party Claims. Purchaser shall promptly notify any Sellers’ Representative in writing of any claim, suit, action or proceeding (including, for the avoidance of doubt, any audits or examinations by tax, environmental or other Governmental Authorities) brought or threatened in writing by a third party in respect of which Purchaser reasonably expects to seek indemnity or claim damages under this Agreement (a “Third Party Claim”); provided, however, that failure to give such notice shall not affect the right to seek indemnity or claim damages except to the extent the Third Party Claim or other Loss was caused or materially increased by such failure. So long as Sellers have given a binding acknowledgement of their obligations to indemnity Purchaser with respect to the applicable claim, suit, action or proceeding, the following provisions of this Section 10.11.3 shall apply:
(a)	Sellers’ Rights. At the request of any Seller or Sellers’ Representative,

Purchaser shall (i) make available to Sellers and Sellers’ Representative a copy of the documents substantiating the Third Party Claim and of all time-sensitive documents relating to the Third Party Claim, and (ii) give Sellers (through Sellers’ Representative), at their own costs, the opportunity to defend Purchaser or the relevant Group Company against such claim. Sellers shall notify Purchaser of their decision to defend the Third Party Claim in writing. Sellers (also through Sellers’ Representative) shall have the right to defend the claim by all appropriate proceedings and shall have the sole power to direct and control such defense, subject to the provisions of Section 10.11. In particular, Sellers (through Sellers’ Representative) may (i) participate in and direct all negotiations and correspondence with the third party, (ii) appoint and instruct counsel, reasonably acceptable to Purchaser, acting in the name of Purchaser or the relevant Group Company and (iii) require that the Third Party Claim be litigated or settled in accordance with Sellers’ Representative’s instructions. Notwithstanding the foregoing, Sellers’ counsel shall have no conflict of interest relative to Purchaser or Purchaser’s Affiliates with regard to the assignment and shall not assume any representation of Seller in a judicial dispute between the Parties during the time of its retention as Sellers’ counsel; in any of those cases, unless otherwise agreed by Purchaser, Seller shall promptly select new counsel and shall notify Purchaser of the identity of the new counsel upon its appointment. Sellers (through Sellers’ Representative) (A) shall conduct such proceedings in good faith taking the interests of Purchaser or the relevant Group Company into account, (B) discuss the defense and the proceeding in good faith with Purchaser or the Group Company, (C) promptly inform Purchaser of any material communication with third parties relating to the Third Party Claim not otherwise known to Purchaser or the Group Company, (D) furnish to Purchaser drafts of pleadings, briefs or other documents, sufficiently in advance of their submission to allow Purchaser time for review and comment; (E) notify Purchaser sufficiently in advance of substantive meetings on the litigation to enable Purchaser to attend such meetings; and (F) inform Purchaser of all terms of any proposed settlement of the litigation. In no event shall Purchaser or the relevant Group Company be entitled to acknowledge or settle a claim or permit any such acknowledgement or settlement without Sellers’ Representative’s prior written consent. Notwithstanding the foregoing, Sellers shall not, and shall ensure that none of their Affiliates nor counsel will, settle or otherwise compromise any Third Party Claim, or portion thereof, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed; provided, however, that Purchaser shall not be required to agree to the entry into any settlement that (i) requires an admission of wrongdoing by Purchaser or Purchaser’s Affiliates (including the Group Companies) or (ii) provides for injunctive or other non-monetary relief affecting Purchaser or Purchaser’s Affiliates (including the Group Companies) in any way (it being understood and agreed that

Purchaser shall act in good faith when deciding whether to grant its consent to non-monetary relief).

(b)	Cooperation. After Sellers have notified Purchaser of their decision to defend the Third Party Claim, Purchaser shall, and shall cause the relevant Group Company to, (i) reasonably cooperate with Sellers and Sellers Representative in the defense of any Third Party Claim, (ii) grant Sellers (through Sellers’ Representative) and their advisors reasonable access to all relevant business records and documents (during normal business hours) and, upon their request, provide them with copies thereof, and (iii) permit Sellers and their representatives to consult with the Directors and Officers, employees and representatives of Purchaser or the relevant Group Company in a reasonable fashion and to a reasonable extent. If and to the extent a valid claim under Section 10.1 exists with respect to the Claim Notice for the Third Party Claim, all reasonable costs and expenses so incurred by Purchaser in defending a Third Party Claim shall be borne by Sellers; if and to the extent a valid claim under Section 10.1 does not exist with respect to a Claim Notice for the Third Party Claim, Purchaser and the relevant Group Company shall bear all their own costs and expenses, it being understood that Sellers shall bear all costs and expenses in connection with the defense (including advisor’s fees) during any time in which they assumed the defense. In any event, each Party shall bear its own internal administrative costs, expenses and overhead.
10.12 Reductions of Purchase Price
Any payment by Sellers under this Section 10 shall be treated as a reduction of the Purchase Price allocated to the relevant Company (including its Subsidiaries) pursuant to Section 4.1.4.
10.13 Claims and Agreements
10.13.1	Claims by Group Companies. The Parties are in agreement that upon the Closing, each Group Company shall not have any claims that derive from or would not have arisen in the absence of the capacity of Sellers or Sellers’ Affiliates as direct or indirect shareholders of the Group Companies or that constitute claims for damages or other compensation, whether known or unknown, against any Seller or Sellers’ Affiliates, including any claims for damages, losses and expenses, except (i) any claims for outstanding primary performance obligation under any agreement with such person and (ii) any claims that have arisen (Entstehung) after the Signing Date (together, the “Company Claims”), and Purchaser shall cause the Group Companies to act accordingly and, if necessary, waive any claims that they may still have other than the Company

Claims. In addition, Purchaser shall hold harmless and indemnify Sellers and Sellers’ Affiliates, as the case may be, from and against any and all damages, costs and expenses arising out of any claims that a Group Company might raise against any Sellers or Sellers’ Affiliates other than Company Claims. Sellers and Sellers’ Affiliates are not aware of any such claims other than the Company Claims.

10.13.2	Claims by Sellers. The Parties are in agreement that upon the Closing, any of the Sellers or Sellers’ Affiliates shall not have any claims that derive from or would not have arisen in the absence of the capacity of Sellers or Sellers’ Affiliates as direct or indirect shareholders of the Group Companies or that constitute claims for damages or other compensation, whether known or unknown, against any Group Company, including any claims for damages, losses and expenses, except (i) any claims for outstanding primary performance obligation under any agreement with such person and (ii) any claims that have arisen (Entstehung) after the Signing Date (together, the “Sellers Claims”), and Sellers shall cause Sellers’ Affiliates to act accordingly and, if necessary, waive any claims that they may still have other than the Sellers Claims. In addition, Sellers shall hold harmless and indemnify any Group Company, as the case may be, from and against any and all damages, costs and expenses arising out of any claims that a Seller or Sellers’ Affiliates might raise against any Group Company other than Sellers Claims.

10.13.3	Existing Agreements. The Parties agree and will procure that, except for the Ancillary Agreements, all service, lease and sub-lease agreements, and all license agreements, and all other agreements of any kind, between any of the Group Companies and any of Sellers or Sellers’ Affiliates shall be terminated except if the Seller and the Purchaser agree otherwise between the Signing Date and the Closing Date. Sellers, Sellers’ Affiliates and Purchaser shall cooperate to, as soon as reasonably practicable after the Signing Date, agree on the terms of any such agreements that shall remain in effect after the Closing Date (and Sellers, Sellers’ Affiliates and Purchaser shall not unreasonably withhold their consent to any such agreement).
10.14 Tax and Litigation Indemnity
Sections 10.7, 10.8, 10.9 and 10.10 shall apply, mutatis mutandis, to any indemnity claims under Sections 12 and 13. The remaining provisions of this Section 10 shall not apply to any indemnity claims under Sections 12 and 13, unless explicitly so provided therein.
10.15 Resulting Taxes
For the avoidance of doubt, income taxes payable as a result of any Claim under Section

10, 12, and 13, shall not increase Sellers’ liability.
11.
PURCHASER’S GUARANTEES, COVENANTS AND OTHER AGREEMENTS
11.1 Purchaser’s Representations
Purchaser hereby represents and warrants by way of an independent guarantee (selbstständiges Garantieversprechen) pursuant to Section 311 para. 1 BGB to Sellers that the statements set forth in this Section 11 are accurate on the Signing Date and will be accurate as of the Closing Date, unless a different date is indicated in the respective representation and warranty, provided, however, that any provisions of this Agreement relating to the consequences of a breach of this Section 11.1 form an integral part of this guarantee (Inhalt des Schuldverhältnisses / Bestandteil der Garantieerklärung), and this guarantee is only given subject to such provisions and limitations:
11.1.1	Existence. Purchaser is duly incorporated and validly existing under the laws of the Commonwealth of Pennsylvania.

11.1.2	Capacity. The execution of this Agreement by Purchaser and the performance of its obligations hereunder are within its corporate powers, do not violate its constitutional documents and have been authorized by all necessary corporate action on behalf of Purchaser. No consent, approval, authorization or order of any Governmental Authority is required by law for Purchaser to enter into and perform this Agreement, except (i) as provided by any applicable merger control law, (ii) as may be necessary as a result of any facts or circumstances relating solely to Sellers or any Sellers’ Affiliate, and (iii) such consents, approvals, authorizations or actions the absence of which would not prevent or materially delay the consummation by Purchaser of the transactions contemplated by this Agreement.

11.1.3	No Insolvency. No bankruptcy proceedings or other proceedings under applicable law providing protection against enforcement by creditors have been opened over the assets of Purchaser and no circumstances exist that would require Purchaser or its Directors and Officers or shareholders to apply for the opening of such proceedings.

11.1.4	Enforceability. This Agreement constitutes (assuming due authorization,

execution and delivery by Sellers) legal, valid and binding obligations of Purchaser enforceable in accordance with its terms.

11.1.5	Financing of the Transactions. Purchaser has delivered to Sellers complete and accurate copies of an executed commitment letter (the “Commitment Letter”) addressed to Purchaser to provide Purchaser with (i) senior secured first lien credit facilities (the “Senior Credit Facilities” and, together with the Bridge Financing (defined below), the “Credit Facilities”), (ii) an unsecured senior interim loan (the “Bridge Financing”, and together with debt securities (the “Debt Securities”) issued in lieu of or to refinance such Bridge Financing or any portion thereof, the “Note Financing”). The Note Financing, the Senior Credit Facilities and any alternative financing is collectively referred to as the “Financing”. As of the Signing Date, Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Commitment Letter assuming accuracy of the representations and warranties by Sellers and compliance by Sellers with their covenants herein. Purchaser has fully paid any and all commitment fees or other fees required by the Commitment Letter to be paid on or before the Signing Date. Subject to its terms and conditions, the Financing, when funded in accordance with the Commitment Letter, and taken together with cash on hand of Purchaser will provide Purchaser with acquisition financing at the Closing sufficient to perform the Closing Action under Section 8.3.1.
11.2 Remedies
Subject to the terms, conditions, exclusions and limitations provided in this Agreement, in the event of any breach or non-fulfillment of any guarantee set forth in Section 11.1 or Purchaser’s breach any other covenant or agreement contained in this Agreement Purchaser shall put Sellers and Sellers’ Representative into the position that Sellers and Sellers’ Representative would have been in had the breach not occurred or the guarantee had been fulfilled (Naturalrestitution). If and to the extent Purchaser has not cured the breach or has not fulfilled the guarantee within a period of seven days after receipt of a request from Sellers’ Representative to do so, Purchaser shall pay to Sellers the amount of all losses that Sellers have incurred or suffered as a result of the breach or non-fulfillment of the guarantee by Purchaser.
11.3 Financing
Purchaser shall use its reasonable best efforts to arrange the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms no more adverse to Sellers and (ii) satisfy on a timely basis all conditions applicable to Purchaser in such definitive agreements that are within its control. In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Purchaser shall (A) with respect to the Credit Facilities, use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on comparable or more favorable terms to Purchaser (as determined in the reasonable judgment of Purchaser) as promptly as practicable following the occurrence of such event, and (B) with respect to the Note Financing, use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on comparable or more favorable terms to Purchaser (as determined in the reasonable judgment of Purchaser) no later than the Closing Date. In the event that (x) all or any portion of the Financing structured as Debt Securities has not been consummated, (y) all Closing Conditions shall have been satisfied or waived and Sellers have delivered the Required Financial Information and (z) the Bridge Financing (or alternative bridge financing obtained in accordance with Section 11.3) is available on the terms and conditions described in the Commitment Letter (or any replacement commitment letter), Purchaser shall use the proceeds of the Bridge Financing (or such alternative bridge financing) to replace the proceeds from such Debt Securities no later than the Closing Date. Purchaser shall give Sellers prompt notice of any termination of the Commitment Letter. Purchaser shall keep Sellers informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing. For the avoidance of doubt, Purchaser’s receipt of the proceeds of the Financing shall not be deemed to constitute a Closing Condition.
11.4 Maximum Liability
The maximum aggregate liability of Purchaser for all claims of Sellers pursuant to Section 11.2 shall be limited to 15 per cent. of the Purchase Price, except for claims for the failure to perform required Closing Actions and for failure to comply with Section 6.3, for which the maximum aggregate liability of Purchaser (including all other claims under or in connection with this Agreement) shall be limited to the Purchase Price (provided, that if the Closing shall occur and the Purchase Price has been paid, the maximum liability of Purchaser shall thereafter be limited to an amount equal to 15 per cent. of the Final Purchase Price).
11.5 Limitation Period
11.5.1	Limitation. All claims of Sellers pursuant to Section 11.2 shall be time-barred (verjähren) after the lapse of 18 months from the Closing Date (or, if there has not been a Closing Date, from the Signing Date).

11.5.2	Suspension of Limitation. Section 203 BGB shall not apply.

11.6 Exclusion of other Remedies
The Parties agree that the rights and remedies that Sellers may have against Purchaser for a Purchaser’s Breach or any other breach of any obligation under this Agreement shall be exclusively governed by this Agreement. To the extent permitted by law, any further claims and remedies (other than claims for specific performance (primäre Erfüllungspflichten), fraud and those other claims explicitly provided for in this Agreement), irrespective of which nature, amount or legal basis, are hereby expressly waived and excluded, including claims under pre-contractual fault (Section 311 para. 2 and 3 BGB), breach of contract (Pflichtverletzung aus dem Schuldverhältnis) or liability in tort (Delikt), any right to reduce the Purchase Price (Minderung) and any right to rescind or otherwise wind-up this Agreement (Rücktritt oder sonstige Rückabwicklung) or based on frustration of contract (Störung der Geschäftsgrundlage).
11.7 Mitigation
Sellers and Sellers’ Guarantor shall be under a general obligation in accordance with Section 254 BGB and Sellers and Seller’s Guarantor shall use their best efforts to mitigate the amount of any Loss of Sellers and Sellers’ Guarantor or indemnity amount under this Agreement.
12.
TAX INDEMNITY
12.1 Tax Indemnity
12.1.1	Notwithstanding any other provision to the contrary in this Agreement, after the Closing Date, Sellers shall indemnify and hold harmless (freistellen) Purchaser, or at Purchaser’s option, the respective Group Company (which shall in no event be directly entitled to claim payment under this Section 12.1 from any Sellers) for:
(i)	any Pre-Effective Date Tax Liability not reflected in the determination of Financial Debt;

(ii)	any liability under United States Treasury Regulation Section 1.1502-6 or any comparable provision under any applicable Tax laws of any other jurisdiction; and

(iii)	any liability imposed on any Group Company as a result of any contractual arrangement existing on the Effective Date under which such Group Company is required to indemnify any Person (other than another Group Company) for any Tax, but only if and to the extent the amount of any such contractually indemnified Tax exceeds a threshold of EUR 500,000, in each case for any Pre-Effective Date Tax Period. For the avoidance of doubt, Income Taxes payable as a result of any indemnity claim shall not be the liability of Seller.

12.1.2	Straddle Period. For purposes of the indemnities under Section 12.1.1, any Tax liability for a Straddle Period shall be apportioned between the Pre-Effective Date Tax Period and the Post-Effective Date Tax Period. Such apportionments shall be made on a per diem basis for (i) real and personal property Taxes and (ii) exemptions, allowances or deductions that are calculated on an annual basis (such as the deduction for depreciation). Such apportionment shall be made for all other Taxes on the basis of a “closing of the books” as of the end of the Effective Date.

12.1.3	Time for Payment. Any indemnity claim under Section 12.1.1 shall become due and payable at the same time the respective Tax becomes due and payable for the relevant Group Company irrespective of whether an underlying assessment has been appealed, but in no event earlier than ten (10) Business Days after Sellers received notice of such claim from Purchaser together with reasonable evidence thereof. If the relevant Group Company has applied for a suspension of enforcement (Aussetzung der Vollziehung), such claim shall not be due if and to the extent such suspension of enforcement has been granted or until such suspension of enforcement has finally been rejected by the competent Taxing Authority. Upon request by Sellers, Purchaser shall procure that a reasonable application for suspension of enforcement is made. It is understood and agreed that, if Purchaser is required to grant any security interest (Sicherheitsleistung) for the benefit of the relevant Taxing Authority in connection with an application for a suspension of enforcement, then Sellers shall bear the economic burden of such a grant of a security interest.

12.1.4	Tax Benefits.
(a)	If the event that gives rise to an indemnity claim under Section 10.1.1, 12.1.1, or 13.1, as the case may be, results in an actual Tax Benefit (as defined below) to Purchaser (or the relevant Group Company) at the time such indemnity claim is paid, Sellers’ indemnity payment shall be reduced by the amount of such Tax Benefit. If, however, the event with respect to which such indemnity claim is made gives rise to a Tax Benefit that Purchaser (or the relevant Group Company) will realize (in whole or in part) after such indemnity payment by Sellers (a “Subsequently Realized Tax Benefit”), then such indemnity payment shall be reduced as determined in Section 12.1.4(b). For purposes of this Agreement, a “Tax Benefit” means an amount by which the tax liability of Purchaser (or any Group Company) is reduced (including by deduction, reduction of income by virtue of increased tax basis or otherwise, entitlement to refund, credit or otherwise) plus any related interest received from the relevant Taxing Authority, using a “with and without” methodology. Therefore, if Purchaser (or the relevant Group Company) has other losses, deductions, credits or similar tax items available to it, with respect to any taxable period, the amount of the Tax Benefit shall be equal to the excess, if any, of (i) the hypothetical tax liability of Purchaser (or the relevant Group Company) for such taxable period, computed without regard to any losses, deductions, credits or similar tax items relating to the event giving rise to an indemnity claim under Section 10.1.1, 12.1.1, or 13.1, as the case may be, over (ii) the actual tax liability of Purchaser (or the relevant Group Company) of such taxable period, computed after taking into account any losses, deductions, credits or similar tax items relating to the event giving rise to an indemnity claim under Section 10.1.1, 12.1.1, or 13.1. The principles of the “with and without” methodology shall be applied for each Tax separately.

(b)	The reduction of any indemnity payment under Section 10.1.1, 12.1.1, or 13.1, as the case may be, in order to reflect a Subsequently Realized Tax Benefit shall be equal to the amount of the net present value of Purchaser’s Hypothetical Tax Benefit (as defined below). The term “Hypothetical Tax Benefit” shall mean the product of (i) the aggregate amount of the Tax benefit resulting from the event that gives rise to the indemnity claim and (ii) 50% of the applicable Tax rate at the time of the indemnity payment. For purposes of calculating the net present value of the Hypothetical Tax Benefit, (i) the discount rate shall be 5 per cent., (ii) the relevant discount periods shall be the taxable years (using a 365-day convention) over which Purchaser will realize the Hypothetical Tax Benefit (assuming both sufficient taxable income in each year to fully absorb the relevant portion of the Hypothetical Tax Benefit and no change of law), (iii) the compounding convention shall be daily compounding and (iv), with respect to each discount period, the relevant portion of the Hypothetical Tax Benefit shall be treated as being realized on the last day of such discount period. In the event that there is a disagreement between Sellers’ Guarantor and Purchaser as to whether the Purchaser or the relevant Group Company will be entitled to a Subsequently Realized Tax Benefit, then such disagreement shall be resolved by an opinion rendered by an internationally recognized Tax expert mutually agreed upon by Sellers’ Guarantor and Purchaser. The cost of such an opinion shall be borne equally by Sellers’ Guarantor and Purchaser.

(c)	Notwithstanding any provision to the contrary in this Agreement, in the case of the Pre-Sale Reorganization in Belgium, upon written demand by Sellers’ Guarantor (it being understood that this demand shall include sufficient documentation proving both the existence and the size of the Belgian Tax Benefit (as defined below)) , the Purchaser shall make within ten (10) Business Days a payment to the Sellers in an amount equal to the net present value of the hypothetical Belgian Tax Benefit (as defined below), if any. The term “Belgian Tax Benefit” shall mean the product of (i) Purchaser’s aggregate amount of the Tax basis step up caused by the taxable Pre-Sale Reorganization in Belgium and (ii) 50% of the applicable Tax rate at the time of the taxable Pre-Sale Reorganization in Belgium. For purposes of calculating the net present value of the Belgian Tax Benefit, (i) the discount rate shall be 5 per cent., (ii) the relevant discount periods shall be the taxable years (using a 365-day convention) over which Purchaser will realize the Belgian Tax Benefit (assuming both sufficient taxable income in each year to fully absorb the relevant portion of the Belgian Tax Benefit and no change of law), (iii) the compounding convention shall be daily compounding and (iv), with respect to each discount period, the relevant portion of the Belgian Tax Benefit shall be treated as being realized on the last day of such discount period. The Sellers and Sellers’ Guarantor on the one hand and Purchaser on the other hand shall cooperate in good faith to implement the agreement reflected in this Section 12.1.4(c). In the event that there is a disagreement between Sellers’ Guarantor and Purchaser in respect of the Belgian Tax Benefit, then such disagreement shall be resolved by an opinion rendered by an internationally recognized Tax expert mutually agreed upon by Sellers’ Guarantor and Purchaser. The cost of such an opinion shall be borne equally by Sellers’ Guarantor and Purchaser.

(d)	Notwithstanding any provision to the contrary in this Agreement, in the case of the Pre-Sale Reorganization in the United States, if, at any time after the Closing, any Group Company or Purchaser obtains any Tax refund attributable to the Pre-Sale Reorganization in the United States, then Purchaser shall promptly pay over the amount of any such Tax refund to the Sellers’ Guarantor. The Purchaser shall provide Seller’s Guarantor with a written statement that sets forth in reasonable detail the calculation of such Tax refund.

(e)	Notwithstanding any provision to the contrary in this Agreement, in respect of all Pre-Sale Reorganizations (other than those mentioned in Section 12.1.4(c) or (d)), the Parties agree that all Tax Benefits attributable to such Pre-Sale Reorganizations are de minimis and, as a result, the Parties further agree that such Tax Benefits shall be disregarded for purposes of this Agreement.

12.1.5	Adjustment to the Purchase Price. Any item being part of the calculation of payment obligations under this Section 12.1 shall be treated as an adjustment to the Purchase Price allocated to the relevant Company (including its Subsidiaries) pursuant to Section 4.1.4.

12.1.6	Statute of Limitations. Any indemnity claim of Purchaser or any relevant Group Company against Sellers under this Section 12.1 shall be time-barred (verjähren) five (5) years from the Closing Date, except that any such indemnity claim concerning Taxes related to the United States shall be time-barred six (6) years from the Closing Date.

12.1.7	Others. Section 442 of the BGB and Section 377 of the German Commercial Code (Handelsgesetzbuch) shall not apply to any indemnity under this Section 12.1.

12.1.8	Maximum Liability. The maximum aggregate liability of Sellers for all claims under this Section 12.1 shall be limited to 15 per cent. of the Final Purchase Price to the extent it has been received by Sellers. It is understood that any payment of Sellers pursuant to Section 10 shall also count towards the limitation of this Section 12.1.8.

12.1.9	De-Minimis and Threshold.
(a)	Subject to Section 12.1.9(c), Sellers shall only be liable under Section 12.1.1. if and to the extent (i) the actual individual claim under Section 12.1.1 exceeds EUR 250,000 (the “Tax Indemnity De Minimis Amount”) and (ii) the aggregate amount with respect to all claims under Section 12.1.1 (including any individual claim under Section 12.1.1 the amount of which does not exceed the Tax Indemnity De Minimis Amount) exceeds EUR 2,500,000 (the “Tax Indemnity Threshold”), in which case Sellers shall only be liable for the amount exceeding the Tax Indemnity Threshold.

(b)	For purposes of Section 12.1.9(a), it is understood that the term “individual claim” shall mean an indemnity claim brought forward with respect to a Group Company under Section 12.1.1 relating to a Tax item in a particular Tax year. Therefore, for example, indemnity claims under Section 12.1.1 relating to the same type of Tax item but to different Tax years shall not be aggregated for purposes of the Tax Indemnity De Minimis Amount calculation.

(c)	Any indemnity claim under Section 12.1.1 relating to the Pre-Sale

Reorganization shall not count for and be subject to the limitations of Section 12.1.9(a).
12.2 Cooperation on Tax Matters
Purchaser shall, and shall cause the Group Companies to, reasonably cooperate with Sellers and their advisers in connection with any Tax matter that could give rise to any liability of Sellers or Purchaser under this Agreement including, without limitation, the conduct of any inquiry, examination, audit, investigation, correspondence, negotiation, dispute, appeal or litigation with respect to any Tax matter. Such cooperation shall include providing or making available all relevant books, records and documentation and the reasonable assistance of its Directors and Officers and employees during usual business hours.
12.3 Filing of Tax Returns
After the Closing Date, Purchaser shall procure that the Group Companies prepare and file all Tax returns, including any amendments thereto, relating to a Pre-Effective Date Period or a Straddle Period, required to be filed by or on behalf of the Group Companies after the Closing Date (other than for the avoidance of doubt, consolidated tax returns, if any, (i) that include a Group Company and (ii) that, after the Closing Date, are to be filed by Sellers or Sellers’ Affiliates), provided, however, that (i) Sellers shall be given the opportunity to participate in the preparation of, and to review, any such Tax return and (ii) no such Tax return shall be filed without prior written approval of Sellers which approval shall not be unreasonably withheld or delayed. To the extent Sellers review such a Tax return, as a result of which there is any disagreement or dispute between Sellers and Purchaser in relation to such Tax return, Purchaser shall consult with Sellers, and Sellers and Purchaser shall use reasonable efforts to resolve the disagreement or dispute in good faith. Purchaser shall ensure that any such Tax return to be reviewed and approved by Sellers under this Section 12.3 will be furnished to Sellers not later than thirty (30) Business Days prior to the due date (including any extensions) of such Tax return.
12.4 Control of Tax Audits
12.4.1	Within ten (10) Business Days after the receipt from a Taxing Authority of any notice of the commencement of any Tax audit, examination or judicial or administrative proceeding or receipt from a Taxing Authority of any proposed adjustment, demand or notice of deficiency with respect to Taxes or tax returns of, or in respect of, any Group Company for any taxable period (or portion thereof) that could give rise to a claim for indemnification under Section 12.1.1 (each, a “Covered Proceeding”) Purchaser shall notify the Sellers’ Representative in reasonable detail and in writing of such receipt.

12.4.2	The Sellers’ Representative (on behalf of Sellers) shall have exclusive control over such Covered Proceeding through representatives of its own choosing and at its expense, except that Sellers’ Representative (on behalf of Sellers) shall
(a)	notify Purchaser of significant developments with respect to such proceeding and keep Purchaser reasonably informed and consult with Purchaser with respect to any issue that reasonably could be expected to have an adverse effect on Purchaser (or any of its Affiliates),

(b)	give to Purchaser a copy of any Tax adjustment proposed in writing with respect to such Covered Proceeding and copies of any other correspondence with the relevant Taxing Authority relating to such Covered Proceeding, and

(c)	otherwise permit Purchaser to participate in such proceedings at Purchaser’s own expense.
12.4.3	If, and to the extent required, Purchaser shall promptly execute (or cause to be executed by the relevant taxpayer) reasonable powers of attorney or other documents authorizing the Sellers’ Representative to act in connection with such Covered Proceeding.

12.4.4	The Sellers’ Representative shall not pay or compromise any Tax liability asserted in such Covered Proceeding that
(a)	purports to bind Purchaser or any of its Affiliates for any Post-Effective Date Tax Period or

(b)	reasonably could be expected to have a material adverse effect on Purchaser (or the relevant Group Company), in each case without Purchaser’s prior written consent, which consent shall not be unreasonably withheld or delayed.
12.5 Tax Covenants
Furthermore, Purchaser covenants to Sellers that, after the Closing Date, Purchaser will
(a)	not cause or permit a Group Company to make or change, with retroactive effect, any Tax election, amend any Tax return or take any Tax position on any Tax return that may result in a liability of Sellers under this Agreement without the prior written consent of Sellers’ Representative, which consent shall not be unreasonably withheld or delayed;

(b)	upon request of Sellers, procure as soon as possible from the United States Internal Revenue Service a “Pre-Filing Agreement,” pursuant to Revenue Procedure 2007-17, with respect to the amount of United States Federal income tax directly resulting from the Pre-Sale Reorganization; Section 12.4 shall apply mutatis mutandis to this proceeding; and

(c)	not cause or permit a Group Company, during the time period between Closing and (including) 30 June 2012, to engage in any transaction in respect of the shares of Merck Genericos - Productos Farmaceuticos Lda. Portugal that could cause a taxable event to Seller and Sellers’ Guarantor and its general partners under Section 26(2) UmwStG a. F. (it being understood that, upon written request by Purchaser, Sellers’ Guarantor will cooperate in good faith with Purchaser in order to determine whether a proposed transaction involving the shares of Merck Genericos - Productos Farmaceuticos Lda. will result in a taxable event to Sellers’ Guarantor and its general partners (Section 328 BGB)).
12.6 Tax Refunds
At any time after the Closing but no later than five (5) years after the Closing, Seller shall be entitled to receive immediate payment from Purchaser of any Tax refund with respect to any Pre-Effective Date Tax Period, provided with the exception of 12.1.4(c) and (d) that (i) the individual Tax refund exceeds EUR 250,000 and (ii) the Tax refund has not been taken into account in the determination of the Final Purchase Price. Purchaser shall be entitled to retain (i) any individual Tax refund that does not exceed EUR 250,000 or (ii) any Tax refund that has been taken into account in the determination of the Final Purchase Price. For the avoidance of doubt, claims not exceeding EUR 250,000 shall, however, reduce claims for indemnity in accordance with Section 12.1.4.
12.7 Tax Sharing Agreements
On the Closing Date, any Tax sharing agreement between any Group Company, on the one hand, and any Person that is not a Group Company, on the other hand, shall be terminated effective as of the end of the Effective Date, and any such terminated Tax sharing agreement shall have no further effect for any future taxable period.

12.8 Exclusion and Indemnity by Purchaser
(a)	If, with respect to any indemnity claim under Section 12.1.1, Purchaser (i) fails to comply with its obligations under Sections 12.2, 12.3, 12.4 or 12.5(a) and (b) and (ii) fails to cure such non-compliance within thirty (30) Business Days after the occurrence of such non-compliance, then Sellers shall be released from such indemnity claim, but only if and to the extent that Purchaser’s non-compliance has resulted in a liability for Sellers under Section 12.1.1 in excess of the liability that would have been imposed on Sellers had Purchaser complied with its obligations under Sections 12.2, 12.3, 12.4 or 12.5(a) and (b).

(b)	If Purchaser does not comply with its obligations under Section 12.5(c), then Purchaser shall indemnify and hold harmless Sellers’ Guarantor and its general partners (Section 328 BGB) from all German income Taxes actually paid as a result of such noncompliance, if any. It is understood that the transactions contemplated by this Agreement will not result in any Tax indemnity obligation for Purchaser under this Section 12.8(b).
13.
INDEMNIFICATION FOR LITIGATION
13.1 Sellers Indemnification
Subject to and limited by the terms and conditions of this Section, from and after the Closing Date, Sellers shall indemnify Purchaser against any and all judgments, criminal fines, settlements, costs of complying with non-monetary judgements and settlements (for five years from the applicable effective date thereof and to the extent reasonably necessary to bring the Group Companies into compliance therewith) and out-of-pocket costs and expenses (“Damages”), imposed upon or agreed to or incurred by the Group Companies, that are paid after the Effective Date, by reason of or resulting from the litigation, or any claims made thereunder, described on Exhibit 13.1 hereto and any similar or other follow-on civil or criminal or other claims arising out of or relating to the same or similar or related pre-Closing facts as those alleged in or underlying the litigation described in Exhibit 13.1 (or related litigation that has been settled) (collectively, the “Scheduled Litigation”).
13.2 Seller Controlled Litigation
13.2.1	Subject to compliance with the provisions of Section 13.2, and provided that Sellers have given Purchaser a binding acknowledgement that the applicable matter constitutes Scheduled Litigation, Sellers shall have the right to assume the defense of the Scheduled Litigation. To the extent Sellers assume the defense of a Scheduled Litigation (the “Seller Controlled Litigation”):
(a)	Sellers shall be authorized to engage and instruct counsel (“Seller Claim Counsel”) on behalf of the defendant Group Company and to take all decisions and actions in regard to the Scheduled Litigation, including the waiver of rights and the entry into settlement agreements, subject to the limitations set forth in this Section 13.2.1.

(b)	Purchaser shall not make, and shall cause the Group Companies not to make, any admission of liability, agreement or compromise in respect of any Seller Controlled Litigation without prior consultation with and the prior written consent of Sellers.

(c)	Purchaser shall take and cause its Affiliates, including the Group Companies and all employees, advisers and agents of Purchaser, its Affiliates and the Group Companies, to take all such steps or actions as are reasonably necessary to avoid, resist, defend, appeal or compromise any Seller Controlled Litigation to the extent such steps or actions do not unreasonably interfere with the operation of the Group Companies, provided that Sellers bear all fees, out-of-pocket costs and expenses in connection with taking such steps or actions.

(d)	Sellers shall notify Purchaser of the identity of Seller Claim Counsel promptly after the appointment of Seller Claim Counsel. Counsel currently appointed by Sellers or Group Companies for existing Scheduled Litigation shall be acceptable to continue the existing representations and to assume the representation of Scheduled Litigation that is similar to the existing litigation. Other Seller Claim Counsel shall have no conflict of interest relative to Purchaser or Purchaser’s Affiliates with respect to the assignment, and shall not assume any representation of Sellers in a judicial dispute between the Parties during the time of its retention as Seller Claim Counsel; in any of those cases, unless otherwise agreed by Purchaser, Sellers shall promptly select new Seller Claim Counsel and shall notify Purchaser of the identity of the new Seller Claim Counsel upon its appointment.

(e)	Purchaser shall have the right to participate fully in the defense of Seller Controlled Litigation and to employ separate counsel at its own expense, it being understood that Seller shall control the defense. Seller Claim Counsel shall communicate regularly with Purchaser, including, without limitation: (i) informing Purchaser of material developments related to Seller Controlled Litigation; (ii) promptly furnishing to Purchaser copies of all substantive correspondence, pleadings, briefs or other documents related to

Seller Controlled Litigation; (iii) reasonably coordinating with Purchaser to enable Purchaser to join in any material conference call on Seller Controlled Litigation; (iv) coordinating with Purchaser to enable Purchaser to attend any meeting that involves Seller Controlled Litigation; and (v) promptly informing Purchaser of all non-monetary terms of any proposed settlement of Seller Controlled Litigation.

(f)	Sellers, its Affiliates and Seller Claim Counsel may settle or otherwise compromise any Seller Controlled Litigation, or portion thereof, on behalf of the respective defendant, without the prior written consent of Purchaser, to the extent the settlement or compromise is monetary. Any non-monetary elements of a settlement or compromise require the consent of Purchaser which shall act in good faith when deciding whether to grant its consent.
13.2.2	With respect to claims arising out of or relating to the same or similar pre-Closing facts as those alleged in or underlying the Scheduled Litigation, Purchaser will give Sellers prompt written notice of any claim, whether threatened or pending, which Purchaser reasonably believes may give rise to Damages. The written notice to Sellers shall include (i) any written notice of the claim that Purchaser received; (ii) an estimated amount of the Damages that have been or may be sustained by the Group Companies; (iii) a description of the claim in reasonable detail; and (iv) copies of any written evidence or documents relating to the claim.

13.2.3	If Sellers do not assume the defense of a Scheduled Litigation within a period of ten Business Days after receipt by Sellers of written notification by Purchaser of a claim under Section 13.2.2 (or as of the Closing Date in the case of Scheduled Litigation listed on Exhibit 13.1), Purchaser or any of its Affiliates shall (upon further written notice to Sellers) have the right to undertake the defense, compromise or settlement of the respective claims on behalf of and for the account and risk of Sellers.
13.3 Purchaser Controlled Litigation
13.3.1	With respect to any litigation covered under Section 13.2 in which Sellers elect not to control the litigation (or fail to assume the defense of the litigation under Section 13.2.3) (the “Purchaser Controlled Litigation”), the following terms, limitations and conditions apply to the indemnification rights of Purchaser, in addition to those prescribed in Section 13.2:

13.3.2	Purchaser shall assume the defense of any Purchaser Controlled Litigation, provided that Sellers shall bear all fees, out-of-pocket costs and expenses in connection with such defense.
(a)	Such defense shall be conducted through counsel selected by Purchaser (“Purchaser Claim Counsel”). Purchaser shall notify Sellers of the identity of Purchaser Claim Counsel promptly after the appointment of Purchaser Claim Counsel. Notwithstanding the foregoing, Purchaser Claim Counsel shall have no conflict of interest relative to Sellers or Sellers’ Affiliates with respect to the representation, and shall not assume any representation of Purchaser in a dispute between the Parties during the time of its retention as Purchaser Claim Counsel; in any of those cases, unless otherwise agreed by Sellers, Purchaser shall promptly select new Purchaser Claim Counsel and shall notify Sellers of the identity of the new Purchaser Claim Counsel upon its appointment.

(b)	Sellers shall have the right to participate fully in the defense of Purchaser Controlled Litigation and to employ separate counsel at its own expense, it being understood that Purchaser shall control the defense. Purchaser Claim Counsel shall communicate regularly with Sellers, including, without limitation: (i) informing Sellers of material developments related to Purchaser Controlled Litigation; (ii) promptly furnishing to Sellers copies of all substantive correspondence, pleadings, briefs or other documents related to Purchaser Controlled Litigation; (iii) reasonably coordinating with Seller to enable Seller to join in any material conference call on Purchaser Controlled Litigation; (iv) coordinating with Sellers to enable Sellers to attend any substantive meeting that involves Purchaser Controlled Litigation; and (v) promptly informing Sellers of all non-monetary terms of any proposed settlement of Purchaser Controlled Litigation.

(c)	Purchaser, its Affiliates and Claim Counsel, may not settle or otherwise compromise any Purchaser Controlled Litigation, or portion thereof, on behalf of the respective defendant, without the prior written consent of Sellers (not to be unreasonably withheld or delayed).
13.4 Cooperation of the Parties
Each Party shall use best efforts to give the other Parties its full cooperation in defending all claims subject to indemnification hereunder and shall enter into a joint defense agreement for that purpose. Such cooperation shall include but not be limited to (i) furnishing and, upon request, procuring the attendance of potential witnesses for interview, preparation, submission of witness statements and the giving of evidence at any related hearing; (ii) promptly furnishing documentary evidence to the extent available to it or its Affiliates (including the Group Companies); (iii) providing access to any other relevant party, including but not limited to any agents of or advisers to the parties as reasonably needed; and (iv) sharing of legal advice subject to common interest privilege.
13.5 Insurance Benefits
All payment obligations of Sellers for any indemnifiable Damages under this Section 13 shall be net of any insurance or other prior or subsequent recoveries actually received by Purchaser or its Affiliates (including the Group Companies after Closing) arising out of or relating to the facts that gave rise to the right of indemnification, it being understood and agreed that Purchaser or its Affiliates (including the Group Companies after Closing) will use best efforts to pursue such insurance and other recoveries.
13.6 Tax Benefits
All payment obligations of Sellers for any indemnifiable Damages under this Section 13 shall be net of Tax Benefits, if any.
13.7 Mitigation
Purchaser shall be under a general obligation in accordance with Section 254 BGB and Purchaser shall use its commercially reasonable efforts to mitigate the amount of any Damages under this Section 13.
13.8 Payment
Sellers shall pay to Purchaser within ten Business Days after the provision by Purchaser of evidence that the Damage has been incurred or suffered, the amount of any claim for indemnification hereunder, but in any event not before the respective indemnifiable Damage is due for payment by Purchaser. Upon request of Purchaser, Sellers shall pay such amounts directly to any third party to which such amounts are due.
13.9 Characterization of Indemnification Payments
Payments by Sellers under this Section 13 shall be treated as an adjustment to the Purchase Price allocated to the relevant Company (including its Subsidiaries) pursuant to Section 4.1.4.

13.10 Exclusivity of Remedies
The remedies provided in this Section 13 comprise the exclusive remedies of Purchaser with respect to the Scheduled Litigation. Purchaser shall have no recourse to other remedies, except to enforce payment or performance under this Section 13.
14.
PRE-SALE REORGANIZATION
14.1 Continuance of Pre-Sale Reorganization.
Exhibit 14.1(a) sets forth certain reorganization measures that Sellers have taken or are in the process of taking or will take, as the case may be, and the status of the Pre-Sale Reorganization as of the Signing Date. Sellers shall continue and complete, and take all actions necessary or expedient in connection with, the Pre-Sale Reorganization prior to the Effective Date, except for the actions contemplated to occur after the Effective Date as set forth in Exhibit 14.1(a). To the extent, after giving effect to the Pre-Sale Reorganization, Sellers and Sellers’ Affiliates own any assets of whatever kind and nature, real or personal, tangible or intangible, intended to be used exclusively in the operation or conduct of the Business, Sellers and Sellers’ Affiliates will transfer such assets to the Group Companies without charge. Any such material assets that are used (but not used exclusively) by the Group Companies shall be made available to the Group Companies by Sellers and Sellers’ Affiliates on the same basis as they are currently made available. The foregoing provisions shall apply mutatis mutandis to assets or rights held by the Group Companies that are used by Seller or Sellers’ Affiliates. The foregoing provisions do not apply to assets or rights (i) covered by Section 16 hereof, (ii) used, held for use or intended to be used solely in the Excluded Jurisdictions set forth in Exhibit 14.1(b) (“Excluded Jurisdictions”) until the time of and subject to the acquisition of applicable Excluded Business, (iii) used, held for use or intended to be used in providing the services to be provided in the Transitional Services Agreement and the “excluded services” set forth in Exhibit 16.3, (iv) provided pursuant to the Brand License Agreement or (v) provided under supply or distribution agreements that are the subject of Section 10.13.3. Except as set forth in Exhibit 14.1(a) as of and following the Effective Date the Group Companies shall have no liabilities or obligations of any nature (whether accrued, absolute, contingent, unasserted or otherwise) arising out of the operation or conduct of any business of Sellers or Sellers’ Affiliates other than the Business. The activities described in this Section 14.1, together with the actions set forth in Section 16.2, are referred to as the “Pre-Sale Reorganization”.
14.2 Completion by Sellers of Actions not Finalized upon Closing
To the extent any aspect of the Pre-Sale Reorganization is not fully completed by the Closing Date, Sellers shall promptly complete, and shall have the right to reasonably direct and control the completion of, any such outstanding measure, and Purchaser shall cause the Group Companies to reasonably comply with any corresponding requests by Sellers. All costs and liabilities resulting from the Pre-Sale Reorganization shall be borne by Sellers, except Purchaser’s and the Group Companies’ own internal costs and overhead. Sellers shall, from time to time after Closing, inform Purchaser of the then current status of the Pre-Sale Reorganization measures outstanding at Closing.
14.3 Conversion and Transfer of EMD Crop Bioscience Inc.
Sellers shall procure that EMD Crop Bioscience Inc. shall be transferred to Sellers or Sellers’ Affiliates prior to the Effective Date. Sellers will fully indemnify (without caps, baskets or thresholds or other limitations) Purchaser and its Affiliates from any costs, expenses and liabilities in connection with EMD Crop Bioscience Inc.
15.
CONDUCT OF BUSINESS AFTER SIGNING
15.1 Activities between Signing and Closing
15.1.1	Ordinary Course. Prior to the Closing Date, Sellers shall cause the Group Companies to operate their business in the ordinary course of business consistent with past practice and shall use their reasonable best efforts to comply with all applicable material laws and to preserve intact their respective current business organizations, keep available the services of their current officers and employees, keep their relationships with customers, suppliers, licensors, licensees, consultants, distributors and others having business dealings with them, keep their research and development relationships and arrangements with collaborators, contract research organizations, clinical research sites and others, and maintain their franchises, rights and permits, except (i) as set forth on Exhibit 15.1.1, (ii) in accordance with the Pre-Sale Reorganization or (iii) otherwise expressly in accordance with this Agreement.

15.1.2	Material Actions. Prior to the Closing Date, except (i) as set forth on Exhibit 15.1.1, (ii) in accordance with the Pre-Sale Reorganization or (iii) otherwise expressly in accordance with this Agreement, no Seller shall, and Sellers shall procure that the Group Companies will not, without the prior written consent of Purchaser, which shall not be unreasonably withheld,
(a)	issue, deliver, sell or grant (i) any shares of its capital stock, (ii) any bonds, debentures, notes or other indebtedness of any kind having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Shares may vote or other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities, (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or (v) any options, warrants, rights, securities, units, commitments, contracts, arrangements or undertakings of any kind that give any Person the right to receive any economic benefits and rights accruing to holders of capital stock of any Group Company, other than the issuance of shares of its capital stock by a wholly owned Group Company to another wholly owned Group Company,

(b)	purchase, redeem or otherwise acquire any shares of capital stock of any of the Group Companies or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities,

(c)	sell, transfer, create any Encumbrances on or otherwise dispose of any of the Shares, or grant any options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase or obtain the Shares,

(d)	make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except insofar as may have been required by a change in IFRS or applicable statute, law (including common law), ordinance, rule or regulation,

(e)	incur any Indebtedness (other than Financial Debt that may be prepaid without premium or penalty or other Indebtedness incurred in the ordinary course of business and consistent with past practice) or make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Group Companies or pursuant to the Cash Management arrangements,

(f)	make or incur any capital expenditure that is not budgeted in the 2007 annual budget and that, individually, is in excess of EUR 2,500,000,

(g)	make or change any Tax election or method of accounting for Tax purposes or settle or compromise any Tax liability or refund, other than in the ordinary course of business consistent with past practice or as required by applicable statute, law (including common law), ordinance, rule or regulation or that is not material to the Group Companies, taken as a whole,

(h)	(i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, (a) of Indebtedness (including Financial Debt) or (b) in the ordinary course of business or as required in accordance with their terms, of liabilities to the extent reflected or reserved against in, or contemplated by, the 2006 Financial Statements or incurred in the ordinary course of business consistent with past practice, (ii) waive any material claims or rights of substantial value or (iii) waive the benefits of, or agree to modify in any material way, any material confidentiality or similar agreement to which any Group Company is a party other than in the ordinary course of business, or

(i)	effect any measure or act with respect to the Companies for
(i)	the liquidation of a Group Company, any transformation or merger of a Group Company, the conclusion of any enterprise agreement within the scope of Sections 291, 292 AktG, or any change of the articles of association or other comparable charter or organizational documents of a Group Company;

(ii)	the acquisition or disposal of Legal Entities or businesses (through the acquisition or disposition of shares or assets) or the conclusion of any partnership, joint venture or consortium agreement, in each case outside the ordinary course of business, if it leads to payments by the Group Companies in excess of EUR 5,000,000 per annum;

(iii)	the acquisition, disposal or encumbrance of any fixed assets, including real property, other than in the ordinary course of business, with an individual or aggregate value of or exceeding EUR 2,500,000;

(iv)	the acquisition or disposal, whether outright, by way of license or otherwise, of Intellectual Property other than in the ordinary course of business, unless such transaction provides for a total consideration of less than EUR 2,500,000 per annum or EUR 5,000,000 over its term;

(v)	other than in the ordinary course of business consistent with past practice, any material change in the terms of employment (including material changes to compensation, retirement benefits, severance or termination benefits, change in control payments and benefit plans or arrangements), including the termination without cause, of any Director, Officer or Key Employee of any Group Company;

(vi)	in the case of any Officer or employee of the Group Companies who, as of the Signing Date, primarily performs services in a position with the Group Companies, the transfer of any such Officer or employee to a position with any of Sellers or Sellers’ Affiliates in which such employee will not be considered an employee of the Group Companies as of the Closing;

(vii)	the grant or creation of any Encumbrance over the Shares or any Encumbrances other than Permitted Encumbrances on any assets or Owned Real Property of the Group Company other than Encumbrances on any assets or Owned Real Property that in the aggregate, together with Encumbrances existing on the Signing Date, are immaterial to any Group Company; or

(viii)	the material modification, amendment or termination of any Material Agreement or any agreement provided pursuant to in Section B of Exhibit 9.18, or the entry into any agreement that, if it were in effect on the Signing Date, would have constituted a Material Agreement or would have been required to be provided pursuant to Section B of the Exhibit 9.18 other than in each case, in the ordinary course of business.
15.2 Advice of Change
Sellers will promptly advise Purchaser orally and in writing of any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.
15.3 Consultation
In connection with the continuing operation of the Business between the Signing Date and the Closing Date, Sellers and Sellers’ Affiliates will use reasonable best efforts to consult in good faith on a regular basis with the representatives of Purchaser to report all material operational developments and the status of ongoing operations; provided that the consultation required by this Section 15.3 will be subject to compliance with applicable law and conducted in a manner so as not to disrupt in any material respect the business of the Group Companies. Sellers acknowledge that such consultation will not constitute a waiver by Purchaser of any rights it may have under this Agreement and that Purchaser will not have any liability or responsibility for any actions of the Group Companies or any of their respective directors or officers with respect to matters that are the subject of such consultations.
15.4 Activities between Effective Date and Closing Date
If the Effective Date is prior to the Closing Date, then, except as set forth in Exhibit 15.1.1, no Seller shall, and Sellers shall procure that the Group Companies will not, without the prior written consent of Purchaser (a) declare, make, pay or otherwise effect any dividends, return of capital, or other distributions by the Companies to Sellers or Sellers’ Affiliates or (b) waive any material claims of the Group Companies. All further obligations under Section 15.1 remain unaffected.
15.5 Employee Consultations
Purchaser and Sellers shall, and shall cause their respective Affiliates, to the extent required under applicable law or by agreement, to (i) notify their employees of the transactions contemplated by this Agreement and (ii) inform or consult with the works councils, unions or equivalent employee representation bodies as listed in Exhibit 15.5 with respect to the transactions contemplated by this Agreement. Each Party shall provide the other Party with such information as they may reasonably request in connection with such notifications and consultations.
15.6 Financing
Sellers and Sellers’ Affiliates shall provide, and shall cause their respective Representatives to provide, and during the period prior to Closing shall cause the Group Companies and their Representatives to provide, all reasonable cooperation in connection with the arrangement of the Financing (including Debt Securities in lieu of or to refinance any Bridge Financing and any registered offering or exchange offer with respect to any Debt Securities) as may be reasonably requested by Purchaser including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing Purchaser and its financing sources as soon as reasonably practicable after the Signing Date and prior to the Closing Date with the following information regarding the Group Companies required by Regulation S-X and Regulation S-K and the other rules and regulations under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”): (A) audited financial statements (including balance sheets, statements of income and cash flows, a statement of shareholders equity and related notes) audited for the most recently completed three fiscal years and reviewed (as per “SAS 100” (or equivalent)) for the most recently completed interim periods required to be included as of the Closing Date and the corresponding interim periods in the prior year, each of them prepared in accordance with IFRS and stated in Euros, and reconciled to United States generally accepted accounting principles in accordance with applicable requirements of the United States Securities and Exchange Commission, together with the report (unqualified, if obtainable) of an independent registered public accounting firm and certificate that such accounting firm was independent under, and has audited such financial statements in accordance with, applicable requirements of the United States Securities and Exchange Commission (the “Required Financial Information”) and (B) such other information as Purchaser may reasonably request, (iii) assisting, and using reasonable best efforts to cause its accountants to assist, Purchaser and its financing sources in the preparation of (A) pro forma financial statements of Purchaser for the most recently completed full fiscal year of Purchaser and the most recently completed interim periods required to be included as of the Closing Date, prepared in accordance with United States generally accepted accounting principles and Regulation S-X under the U.S. Securities Act, (B) offering documents for the Financing, (C) materials for rating agency presentations and (D) Financing agreements and related schedules and exhibits, including schedules of existing Indebtedness and Encumbrances of Group Companies, (iv) cooperating with the marketing efforts of Purchaser and its financing sources for the Financing, (v) using reasonable best efforts to cause the provision of consents of accountants for use of their reports in any materials relating to the Financing and any required filings with the Securities and Exchange Commission, (vi) facilitating the pledging of collateral and the provision of guarantees by the Group Companies, (vii) using reasonable best efforts to obtain accountants’ comfort letters, and (viii) obtaining legal opinions, officer’s certificates, surveys and title insurance; provided that none of the Sellers, Sellers’ Affiliates or Group Companies shall be required to pay any commitment or other similar fee or incur any other expense, except for non-reimbursable out-of-pocket expenses and, in the case of internal overhead costs, reasonably allocated internal overhead costs in excess of Euro 250,000, in connection with the Financing (in the case of Group Companies prior to Closing). Sellers and Sellers’ Affiliates shall discuss with Purchaser and Purchaser’s representatives the preparation of the requested financials hereunder and the scope and conduct of the audit and shall consult with them and keep them informed during the audit process. Sellers and Sellers’ Affiliates shall also permit Purchaser and Purchaser’s representatives to discuss and review the conduct of the audit with the accounting firm conducting the audit. Purchaser shall, promptly upon request by the Sellers, reimburse Sellers, Sellers’ Affiliates and the Group Companies for all reasonable out-of-pocket costs and reasonably allocated internal overhead costs (not to exceed, in the case of such overhead costs, Euro 250,000 in the aggregate) incurred by Sellers, Sellers’ Affiliates and the Group Companies in connection with such cooperation, and, without prejudice to Section 9.5, Purchaser shall fully indemnify Sellers’ Representative, Sellers, Sellers’ Affiliates and their respective officers, directors, employees and controlling persons against any costs, expenses or other liability that may arise from the use of the reconciliation to United States generally accepted accounting principles included in the Required Financial Information. The cooperation by Sellers and Sellers’ Affiliates in connection with Purchaser’s use of such reconciliation shall not constitute their adoption, support of or representation concerning such reconciliation and they shall have no responsibility for their use (it being understood and agreed, however, that a customary representation letter to the independent registered public accounting firm shall be provided in connection with such reconciliation). No Seller or Sellers’ Affiliate shall have any responsibility for, and any such Seller or Seller’s Affiliate shall be indemnified against all losses, liabilities, costs and expense arising out of information included in any Purchaser offering document or public filing other than information provided by such Seller or Seller’s Affiliate expressly for inclusion therein (including the Required Financial Information), it being understood that any information so provided that is used in a manner or form other than the use in the manner or form reasonably provided by any Seller or Sellers’ Affiliate shall be deemed not provided by such Seller or Sellers’ Affiliate. Notwithstanding anything to the contrary in this Section 15.6, the obligations set forth in this Section shall be subject to the advice of counsel for Sellers and Sellers’ Affiliates that the performance requested is in accordance with applicable legal requirements.
It is understood and agreed that for so long as Sellers and Sellers’ Affiliates use their best efforts to perform all obligations and requirements provided in this Section 15.6, the sole remedies for failure to perform in all material respects such obligations and requirements shall be (x) Purchaser’s right not to Close or (y) the right to specifically enforce the obligations of Sellers and Sellers’ Affiliates to use their best efforts to perform such obligations and requirements.
15.7 Excluded Businesses
After the Closing Date, Purchaser shall have the option to, or to cause any of its Affiliates to, require Sellers and Sellers’ Affiliates to transfer to Purchaser or one of its Affiliates any of the generic development, manufacture and distribution businesses of Sellers and Sellers’ Affiliates for generic drugs and specialty products in the Excluded Jurisdictions (the “Excluded Businesses”). Purchaser may notify Seller of the exercise of such option with respect to any Excluded Businesses only within the first two years after the Closing Date. In consideration for the transfer of any Excluded Business, Purchaser’s only payment obligation in connection with such transfers shall be to pay to Sellers and Sellers’ Affiliates the actual costs incurred by Sellers and Sellers’ Affiliates in separating the Excluded Businesses of Sellers and Sellers’ Affiliates from any other businesses of Sellers and Sellers’ Affiliates (including transfer taxes and value added taxes and restructuring costs, including any required severence costs), provided that (i) such transfers shall be on a “debt free” and “cash free” basis and (ii) Purchaser or its Affiliates may only acquire Excluded Businesses if it also acquires all Excluded Businesses in the same region (which shall be categorized as Latin America, Eastern Europe and Asia). Sellers and Sellers’ Affiliates, on the one hand, and Purchaser, on the other hand, shall negotiate all applicable definitive documentation in good faith and in an orderly fashion after the Closing Date. Sellers and Sellers’ Affiliates shall use their reasonable best efforts to separate as soon as practicable but in an orderly fashion after the Closing Date the respective Excluded Businesses from any other businesses of Sellers and Sellers’ Affiliates. Sellers and Sellers’ Affiliates shall after the Closing Date undertake the actions under this Section 15.7 in a commercially reasonable manner that preserves the economic value of the transactions contemplated by Section 15.7. Sellers and Sellers’ Affiliates shall consult with Purchaser after the Closing Date regarding such actions and shall reasonably accommodate Purchaser’s requests with respect thereto. It is understood and agreed that none of the provisions in this Section 15.7 shall be required to be complied with to the extent they would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.
15.8 Non-Solicitation and Non-Compete
15.8.1	Sellers and Sellers’ Affiliates understand that Purchaser shall be entitled to protect and preserve the going concern value of the business of the Group Companies (including their know-how) to the extent permitted by law and that Purchaser would not have entered into this Agreement absent the provisions of this Section 15.8 and, therefore, subject to Section 15.8, for a period of two (2) years from the Closing Date, (i) Sellers and Sellers’ Affiliates shall not directly or indirectly solicit, recruit or hire any current or former director, officer or other employee of the Group Companies or solicit or encourage any employee of the Group Companies to leave the employment of the Group Companies; provided, however, that the foregoing will not operate to prohibit Sellers and Sellers’ Affiliates from conducting general, non-targeted solicitations for employment or hiring persons who respond to such general, non-targeted solicitations for employment or hiring any person that left the employ of the Group Companies more than six months previously or (ii) acquire any Interests in any Legal Entity engaged in the same line of business as the Business if the activities associated with such same line of business as the Business represent 20% or more of such Legal Entity’s consolidated annual revenues or assets, it being understood that this clause (ii) does not apply in the case of the acquisition of an Interest in a Legal Entity engaged in the same line of business as the retained business of the Sellers’ Representative group.

15.8.2	It is the intention of Parties that if any of the restrictions or covenants contained in Section 15.8.1 is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, such provision shall be construed and interpreted or reformed so as to provide for a restriction or covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under applicable law. Each of the parties acknowledges, however, that Section 15.8.1 has been negotiated by the Parties and that the geographical and time limitations on activities are reasonable in light of the circumstances pertaining to the Parties.

15.8.3	The Parties agree that the provisions of this Section 15.8 may be specifically enforced by any court of competent jurisdiction. The provisions on arbitration as contained in Section 21.7 shall not apply to any disputes arising out of or in connection with this Section 15.8.

15.9 Additional Covenants
15.9.1	Sellers and Sellers’ Affiliates will take all steps necessary to ensure that, from and after the Closing Date, current and former employees of Sellers and Sellers’ Affiliates cease to participate in any benefit plan or benefit agreement of any of the Group Companies.

15.9.2	Sellers and Sellers’ Guarantor shall take the actions set forth on Exhibit 15.9.2 with respect to certain pension or similar post-retirement matters.

15.9.3	On or prior to Closing, Sellers’ Representative shall deliver to Purchaser a “FIRPTA” certificate substantially in the form attached hereto as Exhibit 15.9.3, duly executed and acknowledged.
16.
BRAND LICENSE, INTELLECTUAL PROPERTY,
INSURANCE AND GUARANTEES
16.1 Brand License Agreement
16.1.1	License. Subject to the satisfaction or waiver of the Closing Conditions and the terms of this Agreement, Merck and Purchaser shall enter into a trademark license agreement regarding the use of certain Licensed Marks (as defined therein), including the “Merck” Trademark, substantially in the form set forth in Exhibit 16.1.1 (the “Brand License Agreement”).

16.1.2	Use by Group Companies. Purchaser shall cause the Group Companies not to continue the use after the Closing Date, and Purchaser shall be responsible and liable towards Merck for any use after the Closing Date by any Group Company, of (i) the “Merck” name or logo or any variation thereof (including any Trademark that comprises or consists of the term “Merck” or any variation thereof), or (ii) any Trademark listed on Exhibit A to the Brand License Agreement, other than as permitted in the Brand License Agreement.

16.1.3	Corporate Names of Group Companies. Purchaser shall, and shall cause the Group Companies to, take all necessary and appropriate actions, to change each of the names of the Group Companies that use the name “Merck” or any variation thereof as part of their corporate name, by deleting such term from their corporate name in accordance with the Brand License Agreement.

16.2 Intellectual Property
16.2.1	“Merck” Trademark. Purchaser acknowledges that Sellers’ Representative retains and owns all right, title and interest in the Trademark “Merck” and any Trademarks that include, comprise or consist of the term “Merck”, any variation thereof that is or was used in connection with the Business and the goodwill symbolized by and connected with the use thereof, including the Trademarks set forth on Exhibit B of the Brand License Agreement. Should any such Trademarks be registered in the name of a Group Company, Sellers shall have the right to amend or transfer the applicable Trademark registration to reflect that such Trademark is owned by Sellers’ Representative. Any such Trademark shall be subject to the provisions governing Licensed Marks under the Brand License Agreement to the extent it is used by a Group Company on the Signing Date.

16.2.2	Intellectual Property Used by Seller Group. All Intellectual Property (other than as set forth in Section 16.2.1 above) that is owned by a Group Company, but used by any of Sellers or Sellers’ Affiliates outside of the Business shall be transferred, at the election of Sellers, to Sellers or one of Sellers’ Affiliates. Any such Intellectual Property other than Trademarks shall be subject to the license granted under Section 16.2.3 below. Any Trademarks included in, or including, such Intellectual Property, shall be subject to the provisions governing Licensed Marks under the Brand License Agreement to the extent they are used by a Group Company on the Signing Date. All Intellectual Property that is owned by Sellers or Sellers’ Affiliates, but used exclusively by the Group Companies shall be transferred, at the election of Purchaser, to Purchaser or any of its Affiliates.

16.2.3	Additional Intellectual Property. In the event that, following the Closing Date, either party identifies any Intellectual Property (other than Trademarks) that (i) is owned by Sellers or any Sellers’ Affiliate, (ii) is used by the Business (or, at the time of and subject to their acquisition, any Excluded Businesses), other than solely in connection with excluded services set forth in Exhibit 16.3, (iii) is not provided to the Group Companies pursuant to the Brand License Agreement or the Transitional Services Agreement, (iv) is or was not provided to the Group Companies pursuant to any supply or distribution agreement that is the subject of Section 10.13.3 (“Additional Intellectual Property”), effective as of such identification, the Sellers or such Sellers’ Affiliate, as applicable, hereby grant to the Group Companies the non-exclusive, royalty free, fully paid, perpetual, freely sublicensable right and license to use such Additional Intellectual Property (a) in the conduct of the Business and (b) subject to and from and after the acquisition by Purchaser of any Excluded Business, in the conduct of such Excluded Business.

16.2.4	Transfer of Certain Trademarks. Sellers will ensure that EMD Chemicals Inc. transfers the Trademark EpiPen prior to the Effective Date to an entity to be designated by Purchaser. Seller 1 will transfer the Trademarks Duranifin and

Enadura prior to the Effective Date to an entity to be designated by Purchaser. The consideration payable for the transfer of the aforementioned Trademarks will be part of the Purchase Price as indicated in Exhibit 4.1.4. The Parties will ensure that the out-of-pocket costs incurred in connection with such transfers will be borne by Sellers and Sellers’ Affiliates.

16.2.5	Written Materials. In the event that, following the Closing Date, Purchaser or one of the Group Companies identifies written materials evidencing Intellectual Property owned by Sellers or any Sellers’ Affiliate that are in the possession of Purchaser or one of the Group Companies, Purchaser or such Group Company, as applicable, agrees (i) to return to Sellers or destroy such written materials, (ii) not to use such written materials for any purpose and (iii) not to disclose such written materials to any third party. In the event that, following the Closing Date, a Seller or any Sellers’ Affiliate identifies written materials evidencing the Intellectual Property used exclusively in connection with the Business (or after and subject to its acquisition by Purchaser, any Excluded Business), Seller or such Sellers’ Affiliate, as applicable, agrees (i) to return to Purchaser or destroy such written materials, (ii) not to use such written materials for any purpose and (iii) not to disclose such written materials to any third party.
16.3 Transitional Service Agreement
Purchaser will cooperate with Sellers and Sellers’ Affiliates, and Sellers and Sellers’ Affiliates will cooperate with Purchaser, in connection with (i) the establishment of secure system connectivity, and (ii) the establishment of controlled access to data (collectively, “Secure System Separation Activities”). Purchaser shall bear all costs and expenses incurred by it in connection with such cooperation, and shall reimburse Sellers and Sellers’ Affiliates for all costs and expenses incurred by them in connection with Separation Activities.
Prior to Closing, Sellers and Sellers’ Affiliates shall cooperate with Purchaser in order to discuss in further detail the services set forth on the schedules to the Transitional Services Agreement. In the event that, between the Signing Date and Closing, the parties identify any service that (i) is not set forth on the schedules to the Transitional Services Agreement, (ii) was provided by Sellers or Sellers’ Affiliates to the Group Companies prior to the Closing Date, (iii) cannot be obtained from a third party using commercially reasonable efforts, and (iv) is not listed as an excluded service on Exhibit 16.3, the parties will work together in good faith to determine the scope, any appropriate cost, term and timeline for providing such services, including the cost of any Secure System Separation Activities associated therewith, and the Sellers or Sellers’ Affiliates will provide any such services pursuant to the Transitional Services Agreement.

16.4 Insurance Coverage
Purchaser agrees that the existing insurance coverage for the Group Companies as listed on Exhibit 16.4 will terminate as of Closing as a result of (i) automatic termination provisions, (ii) notices by Sellers’ Affiliates or the insurers or (iii) by agreement with the respective insurers. Purchaser acknowledges and agrees that Sellers will not reimburse Purchaser or any Group Company for any premiums or allocations on account of premiums paid or payable by the Group Companies for any period not fully covered by insurance due to the termination of the insurance as of or in connection with the Closing provided that Sellers will grant such reimbursement if and when and to the extent Sellers or Sellers’ Affiliates are reimbursed by the respective insurer for partial periods not covered because policies are terminated as a result of the transactions contemplated hereby.
16.5 Merck Guarantees
16.5.1	Merck Guarantees. Purchaser shall use its best efforts to assist Sellers and Sellers’ Affiliates in obtaining the release from the obligations under the guarantees, letters of comfort or similar instruments with respect to the Group Companies set forth in Exhibit 16.5.1 (the “Merck Guarantees”).

16.5.2	Indemnification by Purchaser. Subject to Sellers’ obligations to Purchaser hereunder, Purchaser shall indemnify Sellers and Sellers’ Affiliates against, and hold them harmless from, any claims made by the beneficiaries of the Merck Guarantees to the extent the obligated party under the Merck Guarantees has not been indemnified, or received reimbursement of payments made on account of such claims, by or from the Group Companies prior to the Closing Date.
16.6 Sellers’ Guarantees
Sellers guarantee to Purchaser, as from the Closing Date, the payment by Gennium Pharma Inc. of loan receivables owed by it to Genpharm Inc. to the extent such receivables are accounted for as Cash in the Effective Date Financial Statements. In the event Gennium Pharma Inc. does not pay all such amounts when due, Sellers shall pay such amounts to Purchaser within 30 days after the due date without demand.

17.
SELLERS’ GUARANTOR AND SELLERS’ REPRESENTATIVE
17.1 Sellers’ Guarantor
Sellers’ Guarantor hereby unconditionally and irrevocably guarantees the full and punctual performance of all obligations of Sellers under this Agreement. Sections 768 and 770 BGB shall apply.
17.2 Guarantees by Sellers’ Guarantor
Sellers’ Guarantor hereby guarantees (garantiert) by way of an independent guarantee (verschuldensunabhängiges Garantieversprechen) pursuant to Section 311 para. 1 BGB that the following statements are complete and accurate on the Signing Date and the Closing Date:
17.2.1	Existence. Sellers’ Guarantor is duly established and validly existing under the laws of the Federal Republic of Germany.

17.2.2	Capacity. The execution of this Agreement by Sellers’ Guarantor and the performance of its obligations hereunder are within its corporate powers, do not violate its constitutional documents and have been authorized by all necessary corporate action on behalf of Sellers’ Guarantor. Sellers’ Guarantor is not bound by any judicial or governmental order (gerichtliche oder behördliche Verfügung) that would prohibit the performance of its obligations contemplated hereunder.

17.2.3	No Insolvency. No insolvency proceedings have been opened over the assets of Sellers’ Guarantor and no circumstances exist that would require Sellers’ Guarantor or its Directors and Officers or shareholders to apply for the opening of such proceedings.

17.2.4	Enforceability. Assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes legal, valid and binding obligations of Sellers’ Guarantor enforceable in accordance with its terms.
17.3 Remedies
In the event of any breach or non-fulfillment of any guarantee set forth in Section 17.2, Sellers Guarantor shall put Purchaser into the position that Purchaser would have been in had the breach not occurred or the guarantee had been fulfilled (Naturalrestitution). Section 10 applies, mutatis mutandis.
17.4 Authorization of Sellers’ Representative
Each Seller has irrevocably authorized and appointed, and for the avoidance of doubt hereby irrevocably repeats such authorization and appointment, Sellers’ Representative as its true and lawful representative to exercise in such Seller’s name and on its account all rights of such Seller and to take all actions and to make and receive all information, notices and declarations on behalf of such Seller in connection with this Agreement or exercise all other rights as otherwise provided for in this Agreement. Sellers hereby appoint Sellers’ Representative as their agent for service of process in the Federal Republic of Germany for any legal proceedings involving Sellers that arise out of or in connection with this Agreement. Purchaser shall direct, send and deliver all information, notices and declarations for any Seller only to, and conduct any communication with Sellers only through, Sellers’ Representative.
18.
PUBLIC ANNOUNCEMENTS AND CONFIDENTIALITY
18.1 Confidentiality
18.1.1	Each of Sellers and Sellers’ Affiliates will keep the Confidential Information strictly confidential and will not (except as required by applicable law, regulation or legal process, and only after compliance with Section 18.1.3 below), without Purchaser’s prior written consent, disclose any information in the Confidential Information, except that the Confidential Information (or portions thereof) may be disclosed to affiliates, directors, officers, employees, advisors, agents, and representatives (such persons collectively, “Representatives”) of Sellers or Sellers’ Affiliates who need to know such information (it being understood that prior to such disclosure such Representatives will be informed of the confidential nature of the Confidential Information and the Sellers’ obligations hereunder). Sellers and Sellers’ Affiliates agree to be responsible for any action by their Representatives that if taken by them would constitute a breach of this Section 18.1.

18.1.2	The term “Confidential Information” includes all information with respect to the Group Companies and the Business, including all copies, reproductions, summaries, analyses or extracts thereof or based thereon, but does not include any information that at the time of disclosure or thereafter is generally known by the public (other than as a result of its disclosure by Sellers or Sellers’ Affiliates after the Signing Date in violation of this Agreement).

18.1.3	In the event that Sellers or Sellers’ Affiliates receive a request or are required to disclose all or any part of the information contained in the Confidential Information pursuant to the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction or a federal, state or local governmental or regulatory body or pursuant to a civil investigative demand or similar judicial process or otherwise pursuant to applicable law, Sellers agree to (i) promptly notify Purchaser in writing of the existence, terms and circumstances surrounding such a request or requirement, (ii) consult with Purchaser on the advisability of taking legally available steps to resist or narrow such request or requirement, and (iii) if disclosure of such information is required, disclose only any such information that Sellers are advised by legal counsel is legally required to be disclosed and will exercise reasonable best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such information. Any disclosure of information shall be limited to the extent Sellers or Sellers’ Affiliates are advised by legal counsel that they are obliged to disclose.

18.1.4	The existing confidentiality agreement between Purchaser and Sellers’ Representative dated 6 March 2007 (the “Confidentiality Agreement ”) shall remain unaffected.
18.2 Press Release
Purchaser and Sellers shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and neither any Seller nor Purchaser shall issue any such press release or make any such public statement prior to such consultation, except that if the relevant Party is required by law or by applicable stock exchange regulations to make an announcement it may do so, but only after first consulting with the other Parties. The foregoing provisions shall apply equally to Sellers’ Guarantor, who shall be required to consult with Purchaser who shall be required to consult with Sellers’ Guarantor.
18.3 Return of Documents
In the event of the termination of this Agreement, Purchaser shall, and shall cause each of its Affiliates and representatives to, return promptly or destroy every document furnished to them in connection with the transactions contemplated hereby and any copies thereof, which may have been made, other than documents (i) filed with any government agencies, (ii) that are publicly available or otherwise known to the public, or (iii) that are required to be retained by Purchaser’s representatives under applicable laws and regulations of their practice. Further obligations of the Parties under the Confidentiality Agreement remain unaffected.

19.
NOTICES
19.1 Form and Addresses
All notices, consents, and other communications hereunder shall be made in writing and shall be hand-delivered or sent by facsimile or courier to the following addresses, or to such other recipients or addresses as notified by the respective Party to the other Parties in writing no later than five Business Days before any subsequent notices or communications have been sent to such person.
19.1.1 Notices to Sellers
Merck KGaA
as Sellers’ Representative
Attn.: Dr. Tilman Schmidt-Lorenz
Frankfurter Straße 250
D-64293 Darmstadt
Fax: + 49-6151-72-7773
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
Attn.: Hilary S. Foulkes
An der Welle 5
D-60322 Frankfurt am Main
Fax: + 49-69-74220-300
     19.1.2 Notices to Sellers’ Guarantor
Merck KGaA
Attn.: Dr. Tilman Schmidt-Lorenz
Frankfurter Straße 250
D-64293 Darmstadt
Fax: + 49-6151-72-7773
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
Attn.: Hilary S. Foulkes
An der Welle 5
D-60322 Frankfurt am Main
Fax: + 49-69-74220-300

     19.1.3 Notices to Purchaser
Mylan Laboratories Inc.
1500 Corporate Drive,
Canonsburg, Pennsylvania 15317, U.S.A.
Fax: 724 514 1870
with a copy to:
Mark I. Greene, Esq. and Thomas E. Dunn, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Fax: +1 212 474 3700
19.2 Date of Receipt
Notices and communications shall be deemed to have been received (i) on the date delivered if delivered in person; (ii) on the date of transmission if sent by facsimile to the addresses set forth above; and (iii) on the day of delivery if sent by overnight courier; provided in each case that if receipt (a) occurs after 17:00 hours local time at the place of receipt or (b) on a day that is not a Business Day, receipt shall be deemed to have occurred on the next succeeding Business Day. The receiving party has the right to prove that actual receipt occurred at a later date.
20.
COSTS
The notarial fees for the notarization of this Agreement and all transfer deeds and other deeds hereunder as well as any costs, fees and expenses relating to any merger control filings shall be borne by Purchaser. Purchaser shall also be responsible for the payment of any sales or transfer taxes (including any real estate transfer taxes, but excluding any value added taxes), court fees or similar charges, payable by reason of the transactions contemplated by this Agreement. All other costs, including fees, expenses and charges, in connection with the preparation, negotiation, execution and consummation of this Agreement or the transactions contemplated hereby (including the Pre-Sale Reorganization), including the fees and expenses of professional advisors and costs of representation shall be borne by the Party commissioning such costs. Sellers shall ensure that all such out-of-pocket costs of the Group Companies are paid directly by Sellers prior to Closing (except to the extent any such costs are included in Financial Debt as of the Effective Date).

21.
MISCELLANEOUS
21.1 Severability
The invalidity of any provision (or parts thereof) of this Agreement shall not affect the validity of any other provision hereof, and the invalid provision shall be deemed to be replaced by a valid provision coming closest in its commercial effect to the invalid provision. The foregoing shall also apply to unenforceable provisions and to matters as to which this Agreement is silent. If a provision of this Agreement should be held invalid by a competent court or an arbitration tribunal because of the scope of its coverage (such as territory, subject matter, time, period or amount), such provision shall not be deemed to be completely invalid but shall be deemed to be valid with the permissible scope that is nearest to the originally agreed-upon scope.
21.2 Exhibits
All Exhibits and Disclosure Schedules to this Agreement constitute a part of this Agreement. In the event of a conflict between any Exhibit and the provisions of this Agreement, the provisions of this Agreement shall prevail.
21.3 Entire Agreement
This Agreement, including the Exhibits and Schedules hereto, shall comprise the entire agreement between the Parties concerning the subject matter hereof and shall supersede and replace all prior oral or written agreements or understanding between the Parties in respect thereof.
21.4 Amendments
Any amendments to this Agreement (including amendments to this clause) shall be valid only if made in writing, unless another form is required by mandatory law.
21.5 Assignment and Designation of Transferors
Subject to Section 3.1.5, Purchaser shall not be entitled to assign any rights or claims it may have against any Seller (including Sellers’ Representative) under this Agreement without the prior written consent of Sellers’ Representative; provided, however, that Purchaser may designate any of its direct or indirect, wholly owned subsidiaries as transferee of the Shares and Purchaser may assign its rights under this Agreement by way of security in connection with the Financing. Each Seller and Sellers Representative may assign its rights under this Agreement to any Sellers’ Affiliate.
21.6 Governing Law
This Agreement shall be governed by, and be construed in accordance with, the laws of the Federal Republic of Germany, without regard to principles of conflicts of laws.
21.7 Arbitration
21.7.1	Except as set forth in Section 15.8 and 5.2, any dispute, controversy or claim arising out of or in connection with this Agreement, including any question regarding its existence, validity, or termination (a “Dispute”), shall be referred to and finally resolved by binding arbitration under the Rules of Arbitration of the International Chamber of Commerce, which Rules are deemed to be incorporated by reference into this clause.

21.7.2	There shall be three arbitrators and the parties agree that, where there are only two parties to the Dispute, one arbitrator shall be nominated by each of those parties for confirmation by the ICC Court in accordance with the ICC Rules. Where there are more than two parties to the Dispute, whether as claimant or as respondent, the multiple claimants, jointly, and the multiple respondents, jointly, shall nominate an arbitrator for confirmation by the ICC Court in accordance with the ICC Rules. In the absence of such a joint nomination and where all parties are unable to agree to a method for the constitution of the arbitral tribunal, the ICC Court may appoint each member of the arbitral tribunal pursuant to Article 10(2) of the ICC Rules. The two arbitrators nominated by the parties shall jointly nominate the third arbitrator. The third arbitrator shall be neither a United States citizen nor a German citizen. In the event they cannot agree on the third arbitrator within ten days of the confirmation by the ICC Court of the arbitrators nominated by the parties, the third arbitrator shall be appointed by the ICC Court. The third arbitrator shall act as the chairman of the tribunal.

21.7.3	The seat or place of arbitration shall be London, United Kingdom. The language to be used in the arbitral proceedings shall be English. The award shall be final and binding on the parties and may be entered and enforced in any court having jurisdiction.

21.7.4	In accordance with Article 23 of the ICC Rules, the jurisdiction of courts to issue an interim or preliminary injunction, or any other interim relief, shall remain unaffected by the Parties’ agreement to arbitrate pursuant to this clause. Without prejudice to such injunctions that may be granted by a court, the arbitral tribunal shall also have full jurisdiction to grant interim or provisional remedies, to order a party to seek modification or vacation of an injunction issued by a court, and to award damages for the failure of a party to respect the arbitral tribunal’s orders to that effect.

21.7.5	Upon request by any Party to an arbitration pursuant to this Section 21.7, the arbitral tribunal may, within 90 days of its appointment, consolidate the arbitration with any other arbitration or proposed arbitration involving the Parties and relating to this Agreement or any related agreement between the Parties. The arbitral tribunal shall not consolidate such arbitrations unless it determines that (a) there are issues of fact or law common to the arbitrations in question so that a consolidated proceeding would be more efficient than separate proceedings, and (b) no Party would be prejudiced as a result of such consolidation. In the event of different rulings on the consolidation by the arbitration tribunals constituted hereunder, or such arbitration tribunals and other tribunals, whether constituted under this Agreement or a related agreement, the ruling of the first tribunal to be fully appointed shall control. Following a ruling approving the consolidation of two or more arbitration proceedings, the Parties to the consolidated arbitration shall use all reasonable endeavors to agree upon the identity of the arbitration tribunal to determine such consolidated arbitration. Failing such agreement within 28 days of the consolidation ruling, the ICC Court shall decide upon the identity of the arbitration tribunal to determine such consolidated arbitration from the tribunals already established, reflecting the nominations of arbitrators by the Parties, and shall appoint the tribunal accordingly.